JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
[redacted]Shun Street
Territories, Hong Kong
: (852) 2897 2054
m

03007299

BY AIRMAIL

25th February 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: **Johnson Electric Holdings Limited**
File No.: 82-2416

Dear Sirs,

We have enclosed the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934.

1. Announcements dated 2nd July, 16th August, 15th October, 11th December of 2001, 11th June, 29th July, 30th August, 10th December of 2002 & 14th February 2003
2. Circular dated 2nd July 2002
3. Interim Report of 2001 & 2002
4. Annual Report of 2001 & 2002

Please acknowledge receipt of the above by stamping duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,

Susan Yip
Company Secretary

dlw 3/13

Encl.

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement clarifies recent media articles concerning the Company's interest in a US motor business.

Johnson Electric Holdings Limited (the "Company") has noted recent media articles concerning the Company's interest in a US motor business. The Company has made a preliminary expression of interest to consider a US motor business for possible investment. This is part of the Company's normal course of business to consider numerous potential opportunities with a view to grow the Company through acquisitions and other investments. A significant majority of such potential opportunities considered by the Company do not result in a transaction being concluded.

It is the Company's long-standing policy to maintain regular and accurate communications with its shareholders. With regard to major investments or other pertinent corporate developments, the Company makes formal, public announcements at the appropriate time when a formal agreement is entered and in a manner consistent with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Save for the above, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Investors are reminded to exercise due caution and care with regard to investment and trading in the Company's shares.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

Trading in the shares of the Company on The Stock Exchange of Hong Kong Limited was suspended as from 10:00 a.m. on February 14, 2003 pending release of this announcement. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on February 17, 2003 (Monday).

By Order of the Board
Susan Yip Chee Lan
Company Secretary

Hong Kong, February 14, 2003

03-02-14-Clarify press articles-E

PRESS RELEASE

Johnson Electric Reports Significant Improvement In Sales And Earnings For First Half Of 2002-03 Financial Year

Results for 6 months ended 30th September 2002

Highlights:

- Total sales were a record US$483 million; an increase of 30% over the comparable period in 2001
- Net profit attributable to shareholders increased 34% to US$81 million
- Earnings per share increased 34% to 2.2 US cents
- Interim dividend amounts to 0.51 US cents per share, an increase of 33%
- The Group continued to be essentially debt-free as at 30th September 2002

HONG KONG, 10th December 2002 – Johnson Electric Holdings Limited ("Johnson Electric"), a global leader in the design and manufacture of micromotors and integrated motor systems, today announced its results for the 6 months ended 30th September 2002.

Sales for the first half of the 2002-03 financial year were US$483 million, net earnings US$81 million, and earnings per share 2.2 US cents.

The 30% increase in sales over the comparable period in 2001 reflected both a significant improvement in trading conditions for Johnson Electric, as well as contributions from acquisitions. Excluding acquisitions, total sales for the period increased by 24%.

The 34% increase in profits attributable to shareholders stemmed mainly from the combination of higher sales, on-going cost reduction initiatives, improved performance by joint ventures, and enhanced operating leverage on a higher sales base.

Commenting on the interim results, Patrick Wang, Chairman and Chief Executive of Johnson Electric, said, "Overall demand for Johnson Electric's products was broad based, with virtually all of our major product applications and geographic regions experiencing strong sales growth.

"In part, this reflects a pick-up in customer orders from the depressed levels of a year earlier. However, a larger factor contributing to the sales increase was the continuation of the primary underlying drivers of demand for Johnson Electric's products: namely growth through new motor applications and new product introductions; and the sustained trend towards outsourcing of component manufacturing by multinational branded goods producers seeking to reduce costs and increase competitiveness.

"Johnson Electric is well positioned to continue to grow. Notwithstanding the relatively uncertain outlook for the global economy, we have been encouraged by the performance of the business over the past six months."

Dividends

The Board has announced an interim dividend of 4 Hong Kong cents, equivalent to 0.51 US cents per share (2001: 3 HK cents or 0.38 US cents per share), to be paid on 3rd January 2003 to shareholders who are on the Register of Members on 30th December 2002.

Business Segment Highlights

Overall sales achieved by the Automotive Motors Group increased by 31% to US$289 million, accounting for approximately 60% of Johnson Electric's total Group revenue.

The Commercial Motors Group, which supplies micromotors to a number of product application segments, achieved sales of US$194 million, an increase of 28% over the comparable period in 2001.

Press release

Johnson Electric announces resignation of independent non-executive director

Hong Kong, 30 August 2002 — Johnson Electric Holdings Limited ("the Company") today announced that Mr David Wylie Gairns, JP has resigned as an independent non-executive director with effect from 31 August 2002.

Mr Gairns has been an independent non-executive director of the Company since December 1998 and has provided valuable contribution during his tenure of office for which the board wishes to extend its heartfelt thanks.

Mr Gairns is also Chairman of the Audit Committee of Johnson Electric. He will be succeeded by Mr Patrick Paul, the newly appointed independent non-executive director.

Johnson Electric Holdings Limited is listed on The Stock Exchange of Hong Kong and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 25,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Italy, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group provides world-class micro motors and integrated motor systems to global customers in the Automotive, Power tools, Home Appliances, Business Equipment, Personal Products and Audio-visual sectors. Additional information is available on www.johnsonmotor.com.

- End -

For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: 2501 7916
Fax: 2810 4780
Email: debbie.chu@golinharris.com.hk

Press release

Johnson Electric appoints independent non-executive director

Hong Kong, 29 July 2002 — Johnson Electric Holdings Limited announced the appointment of Mr Patrick Paul as an independent non-executive director effective today.

Mr Paul, 54, is a Chartered Accountant and a seasoned accounting professional with a distinguished 32-year career at Price Waterhouse, now PricewaterhouseCoopers, where he was chairman and senior partner from October 1998 to June 2001. From July 1994 to September 1998, he had been the chairman and senior partner of Price Waterhouse in Hong Kong.

Mr Paul was voted "Accountant of the Year" in 1994 by the Hong Kong Society of Accountants (HKSA). He served in a number of industry organizations, including chairman of the HKSA Taxation Committee and Chairman of the Hong Kong General Chamber of Commerce Taxation Committee.

Mr Paul was chairman of the British Chamber of Commerce and is currently chairman of the chamber's supervisory board and serves on two Community Chest committees. He graduated from St. John's College of Oxford University in the United Kingdom.

Johnson Electric Holdings Limited is listed on The Stock Exchange of Hong Kong and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 25,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Italy, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group provides world-class micro motors and integrated motor systems to global customers in the Automotive, Power tools, Home Appliances, Business Equipment, Personal Products and Audio-visual sectors. Additional information is available on www.johnsonmotor.com.

- End -

For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: 2501 7916
Fax: 2810 4780
Email: debbie.chu@golinharris.com.hk

PRESS RELEASE

Johnson Electric Reports Results For Financial Year 2002

Highlights:

- Total sales were US$774 million; a decrease of 2% compared to the 2001 financial year
- Operating profits before interest, tax and share of losses from joint venture and associated companies were US$133 million; down 4%
- Net earnings were down 24% to US$111 million – largely due to factors outside the Group's primary operating businesses, including losses from joint venture and associated companies, as well as higher tax charges
- Earnings per share were US3.02 cents
- Net cash inflow from operations increased by 5% to a record of US$165 million
- Excluding acquisitions, sales for the first two months of 2002/03 current financial year were up more than 20% on prior year comparable levels

HONG KONG, 11th June 2002 – Johnson Electric Holdings Limited ("Johnson Electric"), today announced its results for the 12 months ended 31 st March 2002 and reported improving current trading conditions.

Sales for the financial year 2001/02 were US$774 million, net earnings US$111 million, and earnings per share US3.02 cents. The 2 per cent decrease in year-on-year sales reflected the unprecedented weakness in the global manufacturing sector that depressed demand for the Group's micromotors and motor systems. Although Johnson Electric managed to achieve record operating cash inflow, its net earnings declined by 24%, largely as a result of factors outside the Group's primary operating businesses, including losses from joint venture and associated companies, as well as higher tax charges.

Commenting on the results, Patrick Wang, Chairman and Chief Executive of Johnson Electric, said, "In these exceptionally difficult market conditions, Johnson Electric's financial performance was solid though well below the levels we are striving for on an on-going basis.

"Looking forward, there are encouraging indications of an improvement in trading conditions in the first months of the current financial year 2002/03 which should, if recent sales trends continue, result in a significant improvement in future earnings. Excluding contributions from acquisitions last year, the Group's sales for the months of April and May, 2002 were more than 20% above the comparable two months in 2001 and we are seeing particularly positive signals in terms of customer orders for our newer product lines. However, with ten months of the current financial year still to go, we would caution against trying to extrapolate a full year's sales forecast from these early indications of a pick-up in customer demand."

Dividends

The Board has recommended a final dividend of 0.94 US cents per share, which together with the interim dividend of 0.38 US cents per share, represents a total dividend of 1.32 US cents (2001 – 1.32 US cents).

Business Segment and Financial Highlights

The Automotive Division, which contributes more than 60% of the Group's sales, recorded a 4% increase in total revenue to US$482 million as a result of the contributions from acquisitions completed during the year. Excluding these acquisitions, automotive revenues declined by just over 7%.

The Commercial Motors Division, which supplies micromotors to non-automotive customers in a number of product application segments, saw its sales decline by 11% to US$292 million.

The Group's joint venture and associated companies incurred higher losses than in the prior year. The Nidec Johnson Electric joint venture in the audio-visual motor sector has taken longer than expected to achieve break-even in a difficult market environment in Japan. Similarly, the Brushless Technology Motors associated company in Italy, which is

an investment in building expertise in a specific area of motors technology, has necessitated a restructuring in its business and revised pricing agreements with customers in order to put the venture on a more stable footing. Management actions have been initiated that are expected to result in a marked improvement in the financial performance of these businesses in the current financial year.

Net earnings were significantly affected by the year-on-year change in the Group's tax position. In the prior year, Johnson Electric benefited from a net taxation credit of US$9 million. For 2001/02, however, the Group returned to a more typical level of taxation charge on profits of over US$15 million – effectively a change of approximately US$24 million compared to the previous year.

FINANCIAL HIGHTLIGHTS

	2002 US$'m	2001 US$'m	% change
Turnover	774	790	-2
Profit before taxation	126	136	-7
Profit attribution to shareholders	111	145	-24
Shareholders' fund	556	502	11
Earnings per share (US cents)	3.02	3.96	-24
Dividend per share (US cents)	1.32	1.32	-

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For more information, please contact:
Debbie Chu
Golin/Harris Forrest
Tel: (852) 2501-7916
Fax: (852) 2810-4780
Email: debbie.chu@golinharris.com.hk

For immediate release

Johnson Electric reports interim results
Strategic investment and strong fundamentals ensure competitive position and value creation

Hong Kong, 11 December 2001 — Johnson Electric Holdings Limited ("Johnson Electric" or "the Group") (SEHK:179), a global leader in the design and manufacture of micromotors and integrated motor systems, today announced its interim results for the six months ended 30 September 2001.

Total sales stood at US$372 million (HK$2,901 million), a decrease of 6% against the same period last year. The decline was due to softer demand in virtually all of the Group's product application segments as a result of reduced inventory levels and deferred orders by customers affected by the economic slowdown in North America and Europe. The terrorist attacks in the United States on 11 September further compounded an already challenging market environment.

Profit attributable to shareholders was US$60 million (HK$468 million), down 25% from the previous interim period in 2000.

Earnings per share declined by 25% to 1.6 US cents.

The Board has recommended an interim dividend of 0.38 US cents per share (2000: 0.38 US cents per share).

The Group maintained a healthy balance sheet position. As of 30 September 2001, total cash and other investments, and shareholders' fund stood at US$73 million (HK$573 million) and US$530 million (HK$4,134 million) respectively.

Commenting on the results, Patrick Wang, Chairman and Chief Executive of Johnson Electric, said: " Despite the unprecedented economic uncertainty that has had an adverse impact on the Group's product demand, the underlying factors that drive our sales continue to be sound. These include Johnson Electric's unique low cost supply and production platform in southern China and the long-term trend of US and European manufacturers outsourcing the production of micromotors and motor systems.

"Our strong fundamentals have been further reinforced by strategic investment in businesses with above-average growth prospects and which offer potential for enhancing the Group's competitive position in the field of precision motors."

During the period under review, Johnson Electric acquired certain manufacturing assets of the electronic component business of Textron Automotive Company's Kautex Textron division in July 2001 and of the automotive electronic seat motor business of ArvinMeritor's Light Vehicle Systems division in August 2001. For the six months ended 30 September 2001, the sales contribution from these two acquisitions amounted to US$13 million (HK$101 million).

Notwithstanding the negative impact of the global economic slowdown, sales performance was sustained in certain product segments. Total sales in the Automotive Division increased by 0.4% due to stable sales in Europe and the sales contributions from Textron and ArvinMeritor. The audio-visual sector also reported positive growth of 14% in sales.

Sales in the commercial motors division, which comprises the power tools, home appliances, and business equipment and personal product sectors, were adversely affected by sluggish market demand. These three sectors registered a sales decline of 26%, 4% and 15% respectively.

Mr Wang expects the combination of sales contribution from recent acquisitions and the healthy growth in new product applications will help mitigate the effects of weak demand conditions.

"The relocation of the Group's manufacturing facility in Columbus, Mississippi to China, lower commodity prices for copper and steel and a number of cost reduction initiatives already underway will together help maintain the Group's competitive position.

"Given its strong fundamentals, Johnson Electric is better positioned than ever to exploit growth opportunities that are emerging from the restructuring of the global manufacturing supply chain now underway, " Mr Wang said.

###

About Johnson Electric

Johnson Electric Holdings Limited is listed on The Stock Exchange of Hong Kong and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 23,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Italy, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group provides world-class micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available on www.johnsonmotor.com.

- End -

JOHNSON ELECTRIC HOLDINGS LIMITED
2001/2002 INTERIM RESULTS ANNOUNCEMENT

Six months ended 30 September 2001

FINANCIAL HIGHLIGHTS

	2001 US$'m	2000 US$'m	% change
Turnover	**372**	395	- 6
Profit before taxation	**68**	87	- 22
Profit attributable to shareholders	**60**	80	- 25
Shareholders' fund	**530**	442	+ 20
Earnings per share (US cents)	**1.6**	2.2	- 25
Interim dividend per share (US cents)	**0.38**	0.38	—

For more information, please contact

Debbie Chu
Golin Harris/Forrest
Tel: 2501 7916
Fax: 2810 4780
Email: debbie.chu@golinharris.com.hk

JOHNSON ELECTRIC HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

TRADING STATEMENT

SUMMARY

Johnson Electric Holdings Limited announced that deteriorating global economic conditions are having an adverse impact on demand for its range of small precision motor products and based on preliminary sales data, the Company expects to report a decline in sales compared to the same period in 2000 of approximately 6% for the six-month period 1st April 2001 to 30th September 2001.

Johnson Electric today announced that deteriorating global economic conditions are having an adverse impact on demand for its range of small precision motor products, which have applications in a number of consumer and industrial sectors.

Johnson Electric benefits from a diverse mix of customers and geographic markets. However, the past six months have seen a softening of demand across virtually all of our product application segments as a result of the economic slowdown in both North America and Europe. The terrorist attacks in the United States on 11th September have further compounded an already challenging market environment in what is normally Johnson Electric's busiest sales period.

Johnson Electric is scheduled to report its half-year results for the six-month period 1st April 2001 to 30th September 2001 in early December. Based on preliminary sales data, the Company expects to report a decline in sales compared to the same period in 2000 of approximately 6%. Impact on the profit remains to be determined at the moment.

This is clearly a period of unprecedented economic uncertainty. Nonetheless, we are highly confident that the underlying factors that drive our sales remain extremely sound. These include Johnson Electric's unique low cost production and sourcing platform in southern China and the long-term trend towards increased outsourcing of motor manufacturing by global companies.

In addition, there are a number of specific factors that support our confidence in the sales outlook for the second half of our financial year. First, we will begin to see the benefit of Johnson Electric's recent acquisitions of Textron Automotive's motor components business and the seat motor business of ArvinMeritor. Second, lower commodity prices for copper and steel will enable us to minimise our raw material costs. Third, management is engaged in a number of aggressive cost reduction initiatives designed to ensure that we sustain a compelling value proposition for our customers and at the same time preserve our normal levels of profitability. Lastly, the closure and relocation of Johnson Electric's manufacturing facility in Columbus,

Mississippi will be completed shortly, which will provide for a more cost competitive product offering in the North American market.

By order of the Board
Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 15th October 2001

For immediate release

Johnson Electric Acquires Seat Motor Business from ArvinMeritor

Hong Kong – Aug. 16, 2001 - Johnson Electric today announced that it has entered into an agreement to acquire certain select manufacturing assets of the automotive electric seat motor business of ArvinMeritor's Light Vehicle Systems division. Terms of the sale were US$11.7 million.

ArvinMeritor currently manufactures seat motors at plants in Esson, France, Queretaro, Mexico and Gordonsville, Tenn., USA.

Johnson Electric plans to consolidate all seat motor production at the Johnson Electric manufacturing complex in Shajing, China. The seat motor manufacturing assets of ArvinMeritor will be completely transferred to Johnson Electric in China by mid-2002. During this transition period, ArvinMeritor will act as a manufacturing subcontractor to Johnson Electric to ensure continuity of motor supply.

According to Jim Dick, director of Strategic Marketing for Johnson Electric, "This business acquisition supplements our existing growth strategy, and provides Johnson Electric with an entry into a high growth segment of the automotive industry. We expect to attain sales of US$50 million in the first year."

ArvinMeritor, Inc. is a premier $7.0-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications, including those for the transportation, appliance, construction and furniture industries. The company is headquartered in Troy, Mich., and employs 36,000 people at more than 150 manufacturing facilities in 26 countries. ArvinMeritor common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.arvinmeritor.com.

Johnson Electric Holdings Limited is listed on the Stock Exchange of Hong Kong and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 25,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group provides world-class micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available on www.johnsonmotor.com.

Contact: Jim Dick
Johnson Electric
USA (248) 474-9963
HKG (852) 2663 6633
jim_dick@johnsonmotor.com

Dave Giroux
ArvinMeritor
(248) 435-4494
david.giroux@arvinmeritor.com

ArvinMeritor investor contact: Beth Gurnack, (248) 655-2159

Johnson Electric, investor contact (HKG), Debbie Chu (852) 2863-9118

###

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

For Immediate Release

Johnson Electric Acquires Textron Automotive's Electric Motor Components Business

Hong Kong, July 2, 2001 - Johnson Electric today announced that it has acquired the manufacturing assets of the electric motor components business of Textron Automotive Co.'s Kautex Textron division. Terms of the sale were US$12.5 million.

Based in Manchester, N.H., the business manufactures fuel pump armatures and cruise control stators for automotive tier-one suppliers and has estimated annual sales of US$16 million. Kautex Textron employees at the Manchester facility will assist on a contractual basis in the manufacture of stators and armatures while Johnson Electric transfers the production assets to its plants in Mexico and China. This transition period will extend several months until Johnson Electric's plants take over manufacturing completely.

The motor armatures are used in automotive fuel pumps and some feature graphite commutators to allow long-life operation with alternative fuels. The stators are key components in brushless stepper motors that are used in automotive cruise control systems.

According to Jim Dick, director of Strategic Marketing for Johnson Electric, "This business acquisition supplements our existing global motor technology strategy and allows Johnson Electric to grow into new automotive applications."

Textron Inc. (NYSE: TXT) is a US$13 billion, global, multi-industry company with market-leading businesses in Aircraft, Automotive, Industrial Products, Fastening Systems and Finance. Textron has a workforce of over 70,000 employees and major manufacturing facilities in 30 countries. Textron is among *Fortune* magazine's "Global Most Admired Companies" and *Industry Week* magazine's "Best Managed Companies." Additional information is available on www.textron.com.

Johnson Electric Holdings Limited is listed on The Stock Exchange of Hong Kong and is a constituent stock of the Hang Seng Index. Johnson Electric employs over 25,000 people in 14 countries, with the majority of the workforce engaged in production activities in China, Thailand and Mexico. Design engineering centers are located in Hong Kong, Italy, Germany, China, Japan, and the USA. The Johnson Electric Group provides world-class micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Additional information is available on www.johnsonmotor.com.

- End -

Contact: Jim Dick
Johnson Electric
USA (248) 474-9963
HKG (852) 2663 6633
jim_dick@johnsonmotor.com

Timothy Weir
Textron Automotive
(248) 616-5612
tweir@tac.textron.com

Textron, Inc. investor contact: Brian Sullivan - 401-457-2353

Johnson Electric, investor contact (HKG), Debbie Chu (852) 2863-9118

###

JOHNSON ELECTRIC
HOLDINGS LIMITED



Excellence in *Micromotors*
Since 1959

Interim Report 2001

Johnson Electric Holdings Limited 2001 Interim Report

CONTENTS

Johnson Electric Holdings Limited
(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2001

The Directors are pleased to announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2001 was US$60,057,000. Earnings per share were 1.6 US cents.

FINANCIAL RESULTS

The unaudited consolidated profit and loss account for the six months ended 30th September 2001 together with comparative figures for the corresponding period in 2000 is set out below :

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Unaudited Six months ended 30th September	
	2001	2000
	US$'000	US$'000
Turnover	**371,523**	395,206
Operating profit	**71,693**	87,223
Finance costs	**(245)**	(259)
Share of profits less losses of jointly controlled entities/associated companies	**(3,373)**	116
Profit before taxation	**68,075**	87,080
Taxation	**(8,017)**	(6,817)
Profit after taxation	**60,058**	80,263
Minority interests	**(1)**	(1)
Profit attributable to shareholders	**60,057**	80,262
Interim dividend	**14,130**	14,130
Earnings per share (US cents)	**1.6**	**2.2**
Dividend per share (US cents)	**0.38**	**0.38**

NOTE

1 The calculation of earnings per share is based on the group's profit attributable to shareholders of US$60,057,000 (2000: US$80,262,000) and 3,673,788,920 (2000: 3,673,788,920) shares in issue.

2 The consolidated results, consolidated cash flow statement and consolidated statement of recognised gains and losses for the group for the six months ended 30th Septemebr 2001, and the consolidated balance sheet as at 30th September 2001 of the group, all of which are unaudited and condensed, along with the selected explanatory notes, are set out on pages 11 to 24 of this report.

INTERIM DIVIDEND

As announced by the Board of Directors on 11th December 2001, an interim dividend of 3 HK cents, equivalent to 0.38 US cents per share (2000: 3 HK cents or 0.38 US cents per share) will be paid on 4th January 2002 to the shareholders who are on the Register of Members on 31st December 2001.

CLOSING REGISTER OF MEMBERS

The Register of Members of the company will be closed from 31st December 2001 to 3rd January 2002 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the company's Registrar in Hong Kong, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 28th December 2001.

BUSINESS REVIEW

OVERVIEW

For the six months ended 30th September 2001, Johnson Electric's total sales decreased by 6% to US$372 million.

This decline resulted from a softening of demand across virtually all of the company's product application segments as the economic slowdown in North America and Europe led many of Johnson Electric's customers to reduce inventory levels and defer orders. The terrorist attacks in the United States on 11th September further compounded an already challenging market environment.

INVESTING FOR THE FUTURE

Johnson Electric has consistently sought to invest in businesses with above average growth prospects and which offer potential for enhancing the Group's competitive position in the field of precision motors. In particular, we continue to pursue opportunities that are arising from the long-term trend of US and European manufacturers to outsource the production of micromotors and motor systems. Central to this strategy is the ability of Johnson Electric to leverage its low cost supply and production platform in southern China.

In July 2001, we acquired certain manufacturing assets of the electric motor components business of Textron Automotive Company's Kautex Textron division for a purchase consideration of US$12.5 million. Based in Manchester, New Hampshire, U.S.A., the business manufactured fuel pump armatures and cruise control stators for automotive tier-one suppliers and has estimated annual sales of US$16 million. Under a related transition services agreement, Kautex Textron employees at the Manchester facility are to assist Johnson Electric for several months in the manufacture of stators and armatures while we transfer the production to our plants in Mexico and China. The transfer is expected to be complete in the second half of this year.

In August 2001, we also acquired certain manufacturing assets of the automotive electric seat motor business of ArvinMeritor's Light Vehicle Systems division for a purchase consideration of

US$11.7 million. ArvinMeritor manufactured seat motors at plants in Esson, France, Queretaro, Mexico, and Gordonsville, Tennesse in the U.S.A. and has estimated annual sales of approximately US$50 million. Under a related subcontracting, supply and transition agreement, ArvinMeritor acts as a manufacturing subcontractor to Johnson Electric to ensure continuity of motor supply to the customers, while we arrange to consolidate such seat motor production at our manufacturing complex in Shajing, China. The transfer of production to China is expected to be complete by mid-2002.

For the six months ended 30th September 2001, the sales contributions from these two acquisitions amounted to US$13 million. Their full six months' sales will be included in the Group's results for the second half of the financial year. Excluding the Textron and ArvinMeritor acquisitions, total Group sales amounted to US$358 million, a decline of 9% over the corresponding period in 2000.

OPERATING PERFORMANCE

Sales Overview

Notwithstanding the broad-based impact of the global economic slowdown, Johnson Electric's sales performance varied across product segments and geographic regions.

Over the first half of the financial year, sales of the Automotive Division were relatively stable. In contrast, some major segments within the Commercial Motors Division, notably Power Tools and Business Equipment/Personal Products, reported larger declines in sales, after hitting record highs in sales in the first half of 2000.

Geographically, the Group experienced sales decreases across all regions. Sales to Europe, North America, and Hong Kong/China decreased by approximately 5%. Sales to Asia Pacific decreased nearly 16%, due mainly to a double-digit decline in sales to the business equipment customers which have their production bases in this region.

Excluding the acquisitions from Textron and ArvinMeritor, sales to North America and Europe decreased 13% and 7% respectively.

Automotive Division

Total sales of the Automotive Division increased by 0.4% to US$221 million. The Automotive Division comprises Automotive Motors Hong Kong; Gate S.p.A. ("Gate") in Europe; and Johnson Electric Automotive Motors ("JEAM") in North America.

Sales of Automotive Motors Hong Kong, representing the core automotive micromotor business based in Hong Kong, decreased 4% to US$64 million, with unit volume down slightly by 1%. Slowing demand in relatively mature products was largely offset by continuing robust growth in such new product applications as electronic throttle control and mirror adjustors.

Including the acquisitions from Textron and ArvinMeritor, sales increased 15% to US$77 million. The sales of these acquisitions have become the responsibility of Automotive Motors Hong Kong, as their production will mostly be transferred to and consolidated at our manufacturing complex in Shajing, China.

Sales of Gate in Europe continued to be stable, up 3% to US$90 million, with unit volume growth of 14%.

Sales of JEAM in North America decreased 18% to US$53 million, with unit volume down 15%. This was due partly to a decrease of 20% in the sales of starter motors used in such applications as garden equipment and outboard marine engines in the U.S.A. In addition, for most of the first half of this financial year, JEAM was engaged in a major restructuring programme aimed at enhancing its long-term competitiveness. This involved the closure of its manufacturing facility in Columbus, Mississippi, and the transfer of its production responsibilities to Johnson Electric plants in China and Mexico.

Commercial Motors Division

Sales to the power tools sector decreased 26% to US$43 million, with unit volume down 13%. This decline was mainly due to sluggish end-user demand conditions and a significant inventory correction by Johnson Electric's customers in the U.S.A. and Europe.

Sales to the home appliances sector declined 4% to US$56 million, with a decrease of 7% in unit volumes. Sales to floor-care product applications continued to grow at a rate of nearly 30%, although this increase was more than offset by lower sales in small kitchen appliances, including mixers, blenders and can openers. As the proportion of floor-care product applications increases further in the sales mix, we anticipate improved sales performance for the home appliances sector in future.

Sales to the business equipment and personal product sectors decreased 15% to US$43 million, with unit volume down 10%. With demand substantially below year 2000 levels, sales to printer products declined 17%. In personal products, the Group continued to see healthy growth in certain new product applications, including electric toothbrushes and toys, but this was more than offset by a decline in micromotor sales to hair dryer manufacturers.

Audio-visual sector sales increased 14% to US$9 million, with unit volume growth of 28%. This business sector is still in a relatively early stage of development following the commencement of a joint venture with Nidec Corporation of Japan in July 2000. Sales are not expected to be material in relation to the Group's total business until after the current financial year.

ENTERPRISE RESOURCE PLANNING ("ERP")

About a year ago, we announced our decision to work with Oracle Greater China, Oracle Corporation, in changing our system to ERP.

Based on the progress of our ERP project to date, we expect implementation of Supply Chain Management and Financial Management to be completed during this financial year as scheduled. Order Management Implementation will commence from March 2002. The project aims to improve our operational efficiencies and responsiveness in the coming years.

INVESTING IN PEOPLE

As of 30th September 2001, the Group employed a total of over 23,000 full-time employees, including contract manufacturing labour. The Group provides competitive remuneration packages and various types of benefit schemes appropriate to the local labour markets.

Organizational development constitutes the core of our human resources initiatives in the coming year. Our performance appraisal system is being modified to focus more on learning and individual development. A set of core leadership competencies has been developed against which we set our standard for behavioural and cultural change.

Johnson University ("JU") established in 1998, has now six colleges providing a wide range of vocational and technical training programmes. The JU Master of Science (M.Sc.) in engineering degree programme is in its second year and is expected to produce the first batch of graduates in the coming year. We continue to work towards broadening JU's programme offering as we believe continuous learning by our people holds the key to the Group's success.

The Group continues to increase its focus on environmental, health and safety issues as it strives to be a responsible corporate citizen in all the countries in which it operates.

PROSPECTS

Looking ahead, most macro-economic indicators suggest that the current depressed global economic environment will extend well into 2002. The Group therefore anticipates that trading conditions will remain challenging in the near term.

For the financial year 2001/02 as a whole, we expect the combination of sales contributions from recent acquisitions and our growth in new product applications to help mitigate the effects of continued weak demand conditions.

We also expect to benefit from management actions and favorable trends on our cost side. First, the closure and relocation of Johnson Electric's manufacturing facility in Columbus, Mississippi, will provide for a more cost competitive product offering in the North America market. Second, lower commodity prices for copper and steel are enabling us to minimize our raw material costs. Third, management has also instituted a number of cost reduction initiatives designed to ensure that we sustain a compelling value proposition for our customers and at the same time achieve superior levels of profitability.

In this period of unprecedented economic uncertainty, we nonetheless remain confident that the underlying factors that drive our long-term sales growth remain sound. Johnson Electric will continue to build on its unrivalled low-cost manufacturing capabilities in China and expects to make further investments in new product applications and selective new acquisitions in the months and years ahead.

We believe that Johnson Electric is better positioned than ever to exploit growth opportunities that are emerging from the fundamental restructuring of the global manufacturing supply chain now underway. Our balance sheet remains strong, and the Group is essentially debt-free, with a substantial cash reserve. Once our markets begin to recover, Johnson Electric's shareholders can be confident that the Group's competitive strengths will be a basis for continued value creation.

FINANCIAL REVIEW

RESULTS

Profit attributable to shareholders and earnings per share decreased 25% to US$60 million and 1.6 US cents respectively.

Operating profit decreased 18% to US$72 million. Operating profit of the core business based in Hong Kong decreased 22%, due mainly to decreased sales followed by increased non-variable costs as a percentage of sales. Operating profit of Gate in Europe and JEAM in North America were relatively stable, near last year's level of US$21 million for the first half.

EBIT (Earnings before Interest and Tax) margin decreased from 22.1% to 19.3%, reflecting the impact of decreased sales. This, however, was not a significant deviation from the second half last year with an EBIT margin of 19.8%.

Goodwill amortization amounted to US$0.2 million. With effect from this financial year, we adopted SSAP 30 – Business combinations. Goodwill is being amortised over 20 years. Full details of our policy and the goodwill in relation to the acquisitions made during the period under review is contained in Notes 1 (c) and 14 to the accounts.

Share of losses of jointly controlled entities/associated companies amounted to over US$3 million, compared to profit of US$0.1 million for the first half last year. The net losses were primarily due to our share of US$1.6 million of the losses in the Brushless Technology Motors ("BTM") joint venture based in Italy, and US$1.5 million of the losses in the Nidec Johnson Electric joint venture. BTM and the Nidec Johnson Electric joint ventures were started in October 1999 and July 2000 respectively, and such losses were of a start-up nature. Aggressive action is being taken to enable these joint ventures to achieve their planned profitability levels.

Excluding the assets purchased, amounting to US$7 million, as part of the acquisitions from Textron and ArvinMeritor, net capital expenditures for the first half were US$26 million, up from US$22 million last year. Capital expenditures for the whole year are not expected to increase at this rate, as action has been taken to reduce or freeze capital spending as far as possible for the second half. Depreciation charges were US$17 million, in the same amount as last year.

Taxes on profit were US$8 million, compared to US$7 million last year, mainly due to increased overseas taxes.

CASH FLOW

The Group's main source of liquidity continued to be net cash from operating activities. Despite the decreased sales and profit, net cash provided by operating activities increased US$10 million to US$74 million, due mainly to a decrease in working capital during the period. A decrease of US$19 million in profit before tax was more than offset by a decrease of over US$12 million in debtors and prepayments; an increase of US$3 million in trade and other payables and an increase of US$8 million in exchange translation.

Based on moving annual total sales, the trade receivables increased from 65 to 70 days, due mainly to the longer credit periods taken over in the recent acquisitions completed during the first half. The sales-to-stock ratio decreased from 9.1 to 7.5 turns, due mainly to a temporary need of JEAM to build up inventory in preparation for its transfer of production into China in the second half year. Inventory turns are expected to return to normal levels after such transfer is complete. Current ratio was improved from 2 to 2.4 times.

Net cash outflow from investing activities increased to US$45 million, compared to US$11 million for the corresponding period last year, due to the payments made for the acquisitions from Textron and ArvinMeritor, and an additional capital contribution to the Nidec Johnson Electric joint venture. Net cash outflow from returns on investment, servicing of finance and taxes paid were similar to last half year's levels, whilst net cash flow from financing activities continued to be immaterial. Total cash and cash equivalents increased 29% to US$70 million, compared to US$54 million as at 30th September 2000.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's liquidity and financial resources continue to be healthy. As at 30th September 2001, the Group had no net debt, taking into account its total cash and other investments which increased 28% to US$73 million, compared to US$57 million at last first half year-end. Total debt continued to be low, about US$9 million. The total debt-to-equity ratio remained at 2% level.

The Group's principal committed borrowing facilities are a three-year revolving loan in US dollars of 5 million obtained by a marketing subsidiary in the U.S.A. for short-term trade financing and long-term loans in Italian Lira totalling US$3.4 million obtained previously by Gate S.p.A. to take advantage of preferential interest rates at the time (fixed at between 2% and 7.95%) available for specified purposes such as research and innovation. For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or capital assets in the coming years, other than the Group's regular annual capital expenditures required to maintain its growth in sales.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by the top management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recently published annual report 2001.

For this half year period, of the core micromotor sales (not including JEAI), 82% were in US dollars; 10% in Euro or German Marks, and 6% in Japanese Yen.

CAPITAL STRUCTURE

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance. As noted above, the Group had no net debt as at the end of this half-year period.

Details of the loans remaining outstanding are described earlier and included in Note 11 to the accounts. Borrowings at fixed interest rates amounted to approximately US$3.4 million only.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Italian Lira obtained by Gate S.p.A., totalling approximately US$3.4 million, the Group has no significant exposure to foreign exchange fluctuations in relation to its borrowings.

SIGNIFICANT INVESTMENTS, ACQUISITIONS AND DISPOSALS

Except as disclosed in this interim report in relation to our acquisitions and the payment of US$5.2 million as our share of paid-up capital in Nidec Johnson Electric, there were no significant investments and material changes in the composition of our Group during the period under review.

DIVIDEND POLICY

It is the intention of the Group that the dividend paid should, over the long term, reflect the development of its earnings per share and provide shareholders with relatively consistent dividend income.

In view of its growth potentials, it is also the intention of the Group to accumulate substantial cash reserves to take advantage of any expansion or acquisition opportunities that may arise from time to time.

GOING CONCERN

On the basis of current financial projections and facilities available, the Group has adequate financial resources to continue its operation for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the financial statements.

DIRECTORS' INTERESTS

As at 30th September 2001, the interests of the directors in the share capital of the company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong) notified to the company pursuant to Section 28 of that Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which are required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein were as follows:

	Shares in the company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	-	2,190,210,880 *#
Peter John Wrangham	160,000	-
Peter Stuart Allenby Edwards	-	50,000 **
Ian Lorne Thompson Conn	10,000	-

* These Shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.

\# Duplications of shareholdings occur among and between the parties shown below under Substantial Shareholders.

** These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.

Save as disclosed herein, as at 30th September 2001, none of the directors had any interest in the share capital or debt securities of the company or any associated corporation (as so defined) notified to the company pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which will be required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein.

No contracts of significance in relation to the company's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Under the terms of the Johnson Electric Holdings Limited share option scheme, which was approved by the shareholders on 11th August 1998, the directors may at their discretion grant full time employees of the company and its subsidiaries, including executive directors, options to subscribe for the company's shares. No such options have yet been granted to any employee.

Under the terms of the Johnson Electric Holdings Limited Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the directors may at their discretion invite full time employees of the company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees. No such shares have yet been granted to any employee.

Apart from the share option scheme and Incentive Share Scheme mentioned above, there were no other arrangements to which the company or its subsidiaries was a party to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the company.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2001, the interests of every person in the share capital of the company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance were as follows:-

Name	Shares of HK$0.0125 each
Bermuda Trust (Guernsey) Limited	358,972,480
Ansbacher (Bahamas) Limited	887,040,000
HSBC International Trustee Limited	951,539,200
HSBC Investment Bank Holdings B.V.	973,961,200
HSBC Holdings B.V.	973,961,240
HSBC Finance (Netherlands)	973,961,240
HSBC Holdings plc	973,961,240
The Capital Group Companies, Inc.	368,447,352

The shares in which Bermuda Trust (Guernsey) Limited and Ansbacher (Bahamas) Limited are interested and 944,198,400 of the shares in which HSBC International Trustee Limited is interested are held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun is interested as referred to above under Directors' Interests.

The shares in which HSBC International Trustee Limited is interested form part of the shares in which HSBC Investment Bank Holdings B.V. is interested, which form part of the shares in which HSBC Holdings B.V. is interested, which are all the shares in which HSBC Finance (Netherlands) is interested, which are all the shares in which HSBC Holdings plc is interested, all of which are the same shares.

Save as disclosed herein, as at 30th September 2001, according to the register of interests of shares and, so far as the directors are aware, there were no persons who, directly or indirectly, held or were beneficially interested in shares representing 10 per cent. or more of the issued share capital of the company or (save for the company) its subsidiaries and there was no other interest or right recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the period. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the period.

AUDIT COMMITTEE

The Audit Committee meets regularly with the group's senior management and the external auditors to consider and review the group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The members of the Audit Committee are Mr. David Wylie Gairns (Chairman of the Committee) and Mr. Ian Lorne Thompson Conn.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that some of the independent non-executive directors of the Company have no set term of office but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2001

	Note	Unaudited Six months ended 30th September **2001** **US$'000**	 2000 US$'000
Turnover	2	**371,523**	395,206
Cost of sales		**(248,279)**	(259,840)
Gross profit		**123,244**	135,366
Other revenues		**5,166**	5,795
Selling and administrative expenses	3	**(56,717)**	(53,938)
Operating profit	4	**71,693**	87,223
Finance costs	5	**(245)**	(259)
Share of profits less losses of jointly controlled entities/associated companies		**(3,373)**	116
Profit before taxation		**68,075**	87,080
Taxation	6	**(8,017)**	(6,817)
Profit after taxation		**60,058**	80,263
Minority interests		**(1)**	(1)
Profit attributable to shareholders		**60,057**	80,262
Dividends	7	**48,513**	47,750
Earnings per share (US cents)	8	**1.6**	**2.2**

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2001

	Note	Unaudited 30th September **2001** **US$'000**	31st March 2001 US$'000
ASSETS			
Non-current assets			
Goodwill	14	**14,587**	-
Properties, plant and equipment		**245,342**	234,287
Jointly controlled entities		**22,714**	19,506
Associated companies		**5,571**	7,361
Investment securities		**9,203**	11,136
Investments in finance leases		**16,034**	20,522
Deferred tax assets		**34,101**	30,752
		347,552	323,564
Current assets			
Stocks and work in progress		**99,008**	84,967
Trade and other receivables	9	**193,889**	182,469
Other investments		**10,704**	11,413
Deposits and bank balances		**62,744**	77,048
		366,345	355,897
Current liabilities			
Trade and other payables	10	**146,774**	141,725
Current portion of long term loans	11	**588**	547
Taxation		**5,535**	1,333
Bank loans and overdrafts		**2,341**	5,136
		155,238	148,741
Net current assets		**211,107**	207,156
Total assets less current liabilities		**558,659**	530,720
Non-current liabilities			
Long term loans	11	**5,826**	5,922
Other provisions		**12,734**	12,321
Deferred tax liabilities		**9,968**	10,924
Minority interests		**3**	5
		28,531	29,172
NET ASSETS		**530,128**	501,548
CAPITAL AND RESERVES			
Share capital	12	**5,925**	5,925
Reserves	13	**510,073**	461,240
Proposed dividends	7	**14,130**	34,383
SHAREHOLDERS' FUNDS		**530,128**	501,548

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2001

	Unaudited Six months ended 30th September	
	2001	2000
	US$'000	US$'000
Net cash inflow from operating activities	**73,674**	63,752
Net cash outflow from returns on investments and servicing of finance	**(32,590)**	(31,942)
Total taxation paid	**(8,240)**	(8,197)
Net cash outflow from investing activities	**(44,871)**	(11,265)
Net cash (outflow)/inflow from financing	**(196)**	1,615
(Decrease)/increase in cash and cash equivalents	**(12,223)**	13,963
Cash and cash equivalents as at 1st April	**81,794**	39,839
Cash and cash equivalents as at 30th September	**69,571**	53,802

Analysis of the balances of cash and cash equivalents:

Other investments	**9,168**	-
Bank balances and cash	**62,744**	56,391
Bank loans and overdrafts	**(2,341)**	(2,589)
	69,571	53,802

CONDENSED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September 2001

		Unaudited Six months ended 30th September	
	Note	**2001 US$'000**	2000 US$'000
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	13	**2,906**	(4,696)
Profit attributable to shareholders		**60,057**	80,262
Total recognised gains		**62,963**	75,566
Goodwill eliminated directly against reserves		-	(4,575)
		62,963	70,991

NOTES TO INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2001, except as described below. The Group has adopted the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2001 :

(a) **SSAP 9 (revised) :** *Events after the balance sheet date*
(b) **SSAP 14 (revised) :** *Leases (effective for periods commencing on or after 1st July 2000)*
(c) **SSAP 26 :** *Segment reporting*
(d) **SSAP 28 :** *Provisions, contingent liabilities and contingent assets*
(e) **SSAP 29 :** *Intangible assets*
(f) **SSAP 30 :** *Business combinations*
(g) **SSAP 31 :** *Impairment of assets*
(h) **SSAP 32 :** *Consolidated financial statements and accounting for investments in subsidiaries*

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

(a) **SSAP 9 (revised) :** *Events after the balance sheet date*
In accordance with revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final dividend amounting to US$34,383,000 previously recorded as at 31st March 2001 has been restated and shown under shareholders' funds.

As detailed in Note 13, opening retained earnings at 1st April 2000 have increased by US$33,620,000 which is the reversal of the provision for the 2000 proposed final dividend previously recorded as a liability as at 31st March 2000 although not declared until after balance sheet date. Opening retained earnings at 1st April 2001 have increased by US$34,383,000 which is the reversal of the provision for 2001 proposed final dividend previously recorded as a liability as at 31st March 2001 although not declared until after the balance sheet date.

A corresponding decrease in current liabilities by US$34,383,000 has been reflected in the comparative 31st March 2001 balance sheet.

Changes to headings used in the previously reported 31st March 2001 balance sheet and profit and loss account relating to dividends and profit for the year retained have also been made to reflect the changes resulting from SSAP 9 (revised).

(b) **SSAP 26 :** *Segment reporting*
In Note 2 to these interim accounts the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting the Group has adopted geographical segments as the reporting format. Comparative information has been given.

1 Basis of preparation and accounting policies *(cont'd)*

(c) **SSAP 30 :** *Business combinations*
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company/joint venture at the date of acquisition. Goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. The Group has taken advantage of the transitional provisions in SSAP 30 and such goodwill has not been retroactively capitalised and amortised. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of Assets".

2 Segment information

The Group is principally engaged in the manufacture of micromotors.

An analysis of the Group's turnover and contribution to operating profit for the period by geographical area by origin is as follows:

	6 months ended 30th September 2001			
	Asia US$'000	Europe US$'000	America US$'000	**Total US$'000**
Turnover	215,166	93,734	62,623	**371,523**
Operating profit	49,535	17,111	5,047	**71,693**
Finance costs				**(245)**
Share of profits less losses of jointly controlled entities/ associated companies	(1,122)	(1,589)	(662)	**(3,373)**
Profit before taxation				**68,075**
Taxation				**(8,017)**
Profit after taxation				**60,058**
Minority interests				**(1)**
Profit attributable to shareholders				**60,057**

	6 months ended 30th September 2000			
	Asia US$'000	Europe US$'000	America US$'000	**Total US$'000**
Turnover	242,669	87,829	64,708	**395,206**
Operating profit	65,291	16,681	5,251	**87,223**
Finance costs				**(259)**
Share of profits less losses of jointly controlled entities/ associated companies	73	(234)	277	**116**
Profit before taxation				**87,080**
Taxation				**(6,817)**
Profit after taxation				**80,263**
Minority interests				**(1)**
Profit attributable to shareholders				**80,262**

3 Selling and administrative expenses

	6 months ended 30th September	
	2001	2000
	US$'000	US$'000
Selling expenses	**16,039**	17,369
Administrative expenses	**40,678**	36,569
	56,717	53,938

4 Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th September	
	2001	2000
	US$'000	US$'000
Crediting		
Net realised and unrealised gain on other investments and investment securities	**-**	1,103
Net exchange gain	**307**	1,090
Charging		
Depreciation on owned fixed assets	**18,367**	18,588
Depreciation on leased fixed assets	**22**	19
Less: amounts capitalised on machinery under construction	**(1,019)**	(1,418)
	17,370	17,189
Amortisation of goodwill	**147**	-
Loss on disposal of fixed assets	**210**	550
Net realised and unrealised loss on other investments and investment securities	**497**	-

5 Finance costs

	6 months ended 30th September	
	2001	2000
	US$'000	US$'000
Interest on bank loans and overdrafts	**186**	117
Interest on other loans, not wholly repayable within five years	**9**	83
Interest element of finance leases	**-**	5
Other incidental borrowing costs	**50**	54
	245	259

6 Taxation

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September	
	2001	2000
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**4,791**	6,263
Overseas taxation	**7,147**	6,526
	11,938	12,789
Deferred taxation	**(3,921)**	(5,972)
	8,017	6,817

7 Dividends

	6 months ended 30th September	
	2001	2000
	US$'000	US$'000
2000/01 Final dividend, paid of 0.94 US cents (1999/00 : 3.64 US cents*)	**34,383**	33,620
2001/02 Interim, proposed on 11th December 2001, of 0.38 US cents (2000/01 : 0.38 US cents)	**14,130**	14,130
	48,513	47,750

* Before four-for-one share split on 14th August 2000.

8 Earnings per share

The calculation of earnings per share is based on the Group's profit attributable to shareholders of US$60,057,000 (2000: US$80,262,000) and 3,673,788,920 (2000: 3,673,788,920) shares in issue.

9 Trade and other receivables

The Group allows an average credit period ranging from 30 to 60 days to its trade customers.

The trade and other receivables included trade receivables balance of US$143,814,000 (31st March 2001: US$154,368,000). The ageing analysis of trade receivables was as follows:

	30th September 2001 US$'000	31st March 2001 US$'000
0-60 days	**108,075**	123,273
61-90 days	**17,204**	16,215
Over 90 days	**18,535**	14,880
Total	**143,814**	154,368

10 Trade and other payables

The trade and other payables included trade payables balance of US$71,818,000 (31st March 2001: US$73,844,000). The ageing analysis of trade payables was as follows:

	30th September 2001 US$'000	31st March 2001 US$'000
0-60 days	**35,082**	51,355
61-90 days	**15,804**	12,010
Over 90 days	**20,932**	10,479
Total	**71,818**	73,844

11 Long term loans

	30th September 2001 US$'000	31st March 2001 US$'000
Loans		
Secured	**4,601**	4,643
Unsecured	**1,813**	1,826
	6,414	6,469
Current portion of long term loans	**(588)**	(547)
	5,826	5,922
Wholly repayable within five years		
Bank loans	**3,000**	3,000
Not wholly repayable within five years		
Other loans	**3,414**	3,469
	6,414	6,469
Current portion of long term loans	**(588)**	(547)
	5,826	5,922

Other loans not wholly repayable within five years are repayable by instalments starting from 1st July 2000 to 31st March 2010. Interest is charged on the outstanding balances at 1.9875% to 7.95% per annum.

At 30th September 2001, the Group's long term bank loans and other borrowings were repayable as follows:

	Bank loans		Other loans	
	30th September 2001 US$'000	31st March 2001 US$'000	**30th September 2001 US$'000**	31st March 2001 US$'000
Within one year	**-**	-	**588**	547
In the second year	**3,000**	-	**491**	763
In the third to fifth year	**-**	3,000	**1,455**	1,144
After the fifth year	**-**	-	**880**	1,015
	3,000	3,000	**3,414**	3,469

12 Share capital

	30th September 2001 US$'000	31st March 2001 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

13 Reserves

	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2000								
As previously reported	**77,855**	**13,542**	**38,917**	**(226,544)**	**(20,182)**	**15,499**	**480,145**	**379,232**
Effect of adopting SSAP 9 (revised)	**-**	**-**	**-**	**-**	**-**	**-**	**33,620**	**33,620**
As restated	**77,855**	**13,542**	**38,917**	**(226,544)**	**(20,182)**	**15,499**	**513,765**	**412,852**
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	(5,065)	-	-	(5,065)
Revaluation deficit	-	(2,441)	-	-	-	-	-	(2,441)
Goodwill adjustment on previously acquired subsidiaries	-	-	-	(7,341)	-	-	-	(7,341)
Revaluation surplus realised upon disposal	-	(128)	-	-	-	-	128	-
Retained profit for the year	-	-	-	-	-	-	145,368	145,368
Final dividend paid 99/00	-	-	-	-	-	-	(33,620)	(33,620)
Interim dividend paid 00/01	-	-	-	-	-	-	(14,130)	(14,130)
At 31st March 2001	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623
Final dividend proposed	-	-	-	-	-	-	(34,383)	(34,383)
	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240
Company and subsidiaries	77,855	10,973	38,917	(233,885)	(25,247)	15,499	579,365	463,477
Jointly controlled entities	-	-	-	-	-	-	(355)	(355)
Associated companies	-	-	-	-	-	-	(1,882)	(1,882)
At 31st March 2001	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240

13 Reserves *(cont'd)*

	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2001								
As previously reported	**77,855**	**10,973**	**38,917**	**(233,885)**	**(25,247)**	**15,499**	**577,128**	**461,240**
Effect of adopting SSAP 9 (revised)	**-**	**-**	**-**	**-**	**-**	**-**	**34,383**	**34,383**
As restated	**77,855**	**10,973**	**38,917**	**(233,885)**	**(25,247)**	**15,499**	**611,511**	**495,623**
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	2,906	-	-	2,906
Retained profit for the period	-	-	-	-	-	-	60,057	60,057
Final dividend paid 00/01	-	-	-	-	-	-	(34,383)	(34,383)
At 30th September 2001	77,855	10,973	38,917	(233,885)	(22,341)	15,499	637,185	524,203
Interim dividend proposed 01/02	-	-	-	-	-	-	(14,130)	(14,130)
	77,855	10,973	38,917	(233,885)	(22,341)	15,499	623,055	510,073
Company and subsidiaries	77,855	10,973	38,917	(233,885)	(22,341)	15,499	628,665	515,683
Jointly controlled entities	-	-	-	-	-	-	(2,140)	(2,140)
Associated companies	-	-	-	-	-	-	(3,470)	(3,470)
At 30th September 2001	77,855	10,973	38,917	(233,885)	(22,341)	15,499	623,055	510,073

14 Acquisition

The Group acquired the electric motor components business of Kautex Textron division of Textron Automotive Co. Inc. and certain selected automotive electric seat motor business of ArvinMeritor's Light Vehicle Systems division in June 2001 and August 2001 respectively. The total consideration of US$25,134,000 was settled in cash. The total fair value of the net identifiable assets of the businesses at the dates of acquisition was US$10,400,000. The resulting goodwill of US$14,734,000 is to be amortised on a straight-line basis over 20 years. The acquired businesses contributed revenues of US$13,037,000 and operating profit of US$1,437,000 to the Group for the period from acquisitions to 30th September 2001.

The assets and liabilities arising from the acquisition are as follows:

	US$'000
Properties, plant and equipment	6,900
Other assets less liabilities	3,500
Fair value of net assets	10,400
Total purchase consideration	25,134
Goodwill as at date of acquisition	14,734
Amortisation during the period	(147)
Goodwill as at 30th September 2001	14,587

There were no other significant changes in the composition of the Group during the six months ended 30th September 2001.

15 Contingent liabilities

(a)

	30th September 2001 US$'000	31st March 2001 US$'000
Bills discounted	**2,415**	2,527
Guarantees for credit facilities granted to a jointly controlled entity	**3,000**	3,000
	5,415	5,527

(b) The company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$2,811,000 (31st March 2001: US$2,964,000).

(c) In August 2001, a claim for damages was made against a subsidiary of the Group and several other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving the Group's automotive parts manufacturing facility in Columbus, Mississippi, USA. The Group has resisted and will vigorously defend these claims as a result of advice from the Group's legal advisers as to its position with respect to these claims. The directors consider that the litigation is only in its formative stage and are unable at such early stage to predict the ultimate outcome of this litigation.

16 Commitments

CAPITAL COMMITMENTS	30th September 2001 US$'000	31st March 2001 US$'000
Capital commitments for properties, plant and equipment		
Authorised but not contracted for	**8,455**	7,247
Contracted but not provided for	**8,587**	10,540
	17,042	17,787

PATRICK WANG SHUI CHUNG
Chairman and Chief Executive

Hong Kong, 11th December 2001

十五 或然負債

（甲）

	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
貼現票據	**2,415**	2,527
信貸之擔保給予共同控制實體	**3,000**	3,000
	5,415	5,527

（乙）本公司為一間附屬公司就營運租賃之將來租金支出作出擔保，金額為2,811,000美元（二零零一年三月三十一日：2,964,000美元）。

（丙）於二零零一年八月，本集團其中一間附屬公司及其他數個第三者團體被控告於一宗牽涉本集團位於美國密西西比州哥倫布之汽車部件生產廠房之環境污染訴訟，被要求作出個人損傷及財產之賠償，基於本集團法律顧問建議，本集團於此訴訟已提出反對立場及將會採取強烈辯護。董事會考慮此訴訟仍處於早期階段，未能於此階段作出對此訴訟最後結果之預測。

十六 承擔

資本性承擔	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
有關物業、廠房及機器設備之資本性承擔		
已批准但未簽約	**8,455**	7,247
已簽約但未撥準備	**8,587**	10,540
	17,042	17,787

汪穗中
主席及行政總裁

香港，二零零一年十二月十一日

十四 收購

本集團分別於二零零一年六月及八月收購Textron Automotive Co. Inc之Kautex Textron部門的電動馬達零件業務及ArvinMeritor輕型汽車系統部門的汽車電動座椅馬達製造業務若干資產。收購代價總計25,134,000美元全以現金支付。收購所產生之商譽為14,734,000美元將以直線法按二十年攤銷。截至二零零一年九月三十日止六個月，新收購項目之銷售貢獻為13,037,000美元及營業溢利為1,437,000美元。

收購項目產生之資產及負債詳列如下：

	千美元
物業、廠房及機器設備	**6,900**
其他資產減負債	**3,500**
淨資產之公平價	**10,400**
收購代價總計	**25,134**
收購日之商譽	**14,734**
於期內攤銷	**(147)**
二零零一年九月三十日商譽結存	**14,587**

截至二零零一年九月三十日止六個月內本集團之架構沒有其他顯著之改變。

十三 儲備（續）

	股份溢價 千美元	投資物業重估儲備 千美元	資本儲備 千美元	綜合結算所產生之（商譽）/資本儲備 千美元	匯兑儲備 千美元	可分配盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零一年三月三十一日								
前度列報結存	**77,855**	**10,973**	**38,917**	**(233,885)**	**(25,247)**	**15,499**	**577,128**	**461,240**
採納會計實務第9號（經修訂）之調整	-	-	-	-	-	-	**34,383**	**34,383**
重新列報	**77,855**	**10,973**	**38,917**	**(233,885)**	**(25,247)**	**15,499**	**611,511**	**495,623**
折算海外附屬公司、聯營公司及共同控制實體產生之匯兑差額	-	-	-	-	2,906	-	-	2,906
本年度盈餘滾存	-	-	-	-	-	-	60,057	60,057
00/01年度末期股息派發	-	-	-	-	-	-	(34,383)	(34,383)
二零零一年九月三十日結存	77,855	10,973	38,917	(233,885)	(22,341)	15,499	637,185	524,203
擬派01/02年度中期股息	-	-	-	-	-	-	(14,130)	(14,130)
	77,855	10,973	38,917	(233,885)	(22,341)	15,499	623,055	510,073
公司及附屬公司	77,855	10,973	38,917	(233,885)	(22,341)	15,499	628,665	515,683
共同控制實體	-	-	-	-	-	-	(2,140)	(2,140)
聯營公司	-	-	-	-	-	-	(3,470)	(3,470)
二零零一年九月三十日結存	77,855	10,973	38,917	(233,885)	(22,341)	15,499	623,055	510,073

十二 股本

	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
法定股本： 7,040,000,000股普通股每股面值港幣0.0125元	**11,355**	11,355
發行及實收股本： 3,673,788,920股普通股每股面值港幣0.0125元	**5,925**	5,925

十三 儲備

	股份溢價 千美元	投資物業重估儲備 千美元	資本儲備 千美元	綜合結算所產生之(商譽)/資本儲備 千美元	匯兑儲備 千美元	可分配盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零零年三月三十一日								
前度列報結存	77,855	13,542	38,917	(226,544)	(20,182)	15,499	480,145	379,232
採納會計實務第9號(經修訂)之調整	-	-	-	-	-	-	33,620	33,620
重新列報	77,855	13,542	38,917	(226,544)	(20,182)	15,499	513,765	412,852
折算海外附屬公司、聯營公司及共同控制實體產生之匯兑差額	-	-	-	-	(5,065)	-	-	(5,065)
重估盈餘	-	(2,441)	-	-	-	-	-	(2,441)
收購附屬公司之商譽調整	-	-	-	(7,341)	-	-	-	(7,341)
出售時變現之重估盈餘	-	(128)	-	-	-	-	128	-
本年度盈餘滾存	-	-	-	-	-	-	145,368	145,368
99/00年度末期股息派發	-	-	-	-	-	-	(33,620)	(33,620)
00/01年度中期股息派發	-	-	-	-	-	-	(14,130)	(14,130)
二零零一年三月三十一日結存	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623
擬派末期股息	-	-	-	-	-	-	(34,383)	(34,383)
	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240
公司及附屬公司	77,855	10,973	38,917	(233,885)	(25,247)	15,499	579,365	463,477
共同控制實體	-	-	-	-	-	-	(355)	(355)
聯營公司	-	-	-	-	-	-	(1,882)	(1,882)
二零零一年三月三十一日結存	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240

十一 長期借款

	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
貸款		
有抵押	**4,601**	4,643
無抵押	**1,813**	1,826
	6,414	6,469
長期借款之流動部份	**(588)**	(547)
	5,826	5,922
五年內完全償還款項		
銀行貸款	**3,000**	3,000
不須在五年內完全償還款項		
其他貸款	**3,414**	3,469
	6,414	6,469
長期借款之流動部份	**(588)**	(547)
	5,826	5,922

不須在五年內全數清付之其他貸款，須從二零零零年七月一日至二零一零年三月三十一日分期付款。利息以年利率1.9875厘至7.95厘計算。

截至二零零一年九月三十日，本集團長期銀行貸款及其他貸款之償還期限如下：

	銀行貸款		其他貸款	
	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元	**二零零一年九月三十日 千美元**	二零零一年三月三十一日 千美元
一年內	-	-	**588**	547
第二年內	**3,000**	-	**491**	763
第三年至五年內	-	3,000	**1,455**	1,144
五年以上	-	-	**880**	1,015
	3,000	3,000	**3,414**	3,469

九 應收貨款及其他應收賬款

本集團給予顧客平均三十至六十日之信貸期。

應收貨款及其他應收賬款包括應收貨款結餘143,814,000美元（二零零一年三月三十一日：154,368,000美元）。以下為應收貨款之賬齡分析：

	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
0-60日	**108,075**	123,273
61-90日	**17,204**	16,215
90日以上	**18,535**	14,880
總計	**143,814**	154,368

十 應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款結餘71,818,000美元（二零零一年三月三十一日：73,844,000美元）。以下為應付貨款之賬齡分析：

	二零零一年九月三十日 千美元	二零零一年三月三十一日 千美元
0-60日	**35,082**	51,355
61-90日	**15,804**	12,010
90日以上	**20,932**	10,479
總計	**71,818**	73,844

六　稅項

香港利得稅是根據期內所估計應課稅溢利按稅率百分之十六（二零零零年：百分之十六）撥出準備。海外稅項乃按同期應課稅溢利依適用稅率撥出準備。

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千美元	千美元
本年度稅項		
香港利得稅	**4,791**	6,263
海外稅項	**7,147**	6,526
	11,938	12,789
遞延稅項	**(3,921)**	(5,972)
	8,017	6,817

七　股息

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千美元	千美元
二零零零/零一年度已派末期息，每股0.94美仙（一九九九/零零年度：每股3.64美仙*）	**34,383**	33,620
二零零一/零二年度中期息（於二零零一年十二月十一日提議）每股0.38美仙（二零零零/零一年度：每股0.38美仙）	**14,130**	14,130
	48,513	47,750

* 二零零零年八月十四日股份一拆四之前。

八　每股盈利

每股盈利乃根據股東應佔溢利60,057,000美元（二零零零年：80,262,000美元）以及現已發行股份3,673,788,920（二零零零年：3,673,788,920）股計算。

三　分銷及行政費用

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千美元	千美元
分銷費用	**16,039**	17,369
行政費用	**40,678**	36,569
	56,717	53,938

四　營業溢利

營業溢利已計入及扣除下列各項：

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千美元	千美元
計入		
其他投資及證券投資之淨變現及未變現收益	**-**	1,103
匯兌收益	**307**	1,090
扣除		
自置固定資產折舊	**18,367**	18,588
租用固定資產折舊	**22**	19
減：列入建造中機器之資本項目	**(1,019)**	(1,418)
	17,370	17,189
商譽之攤銷	**147**	-
出售固定資產虧損	**210**	550
其他投資及證券投資之淨變現及未變現虧損	**497**	-

五　融資成本

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千美元	千美元
銀行借款及透支利息	**186**	117
其他不須於五年內全數償還之債務利息	**9**	83
融資租賃利息	**-**	5
其他附屬借款成本	**50**	54
	245	259

一 主要會計政策 *(續)*

(丙) **會計實務準則第30號：** *企業合併*

商譽指收購附屬公司／聯營公司／合營企業所付之收購價多於本集團估該附屬公司／聯營公司／合營公司於收購當日之淨資產之公平價。於二零零一年一月一日或之後，因收購而產生之商譽包括在無形資產內，並按估計其使用年期以直線方式作攤銷。而於二零零一年一月一日之前，因收購而產生之商譽則在儲備中扣除。本集團根據會計實務準則第30號可享過渡性安排，此商譽並無作出追溯而須資本化及攤銷。但此商譽若有減值，則須根據會計實務準則第31號「資產減值」而在財務報表中作會計處理。

二 分部資料

集團主要從事微型馬達製造。

以下為主要業務按地區劃分之營業額及營業溢利之分析：

	截至二零零一年九月三十日止六個月			
	亞洲 千美元	歐洲 千美元	美洲 千美元	**總計** **千美元**
營業額	215,166	93,734	62,623	**371,523**
營業溢利	49,535	17,111	5,047	**71,693**
融資成本				**(245)**
所佔共同控制實體／ 聯營公司溢利減虧損	(1,122)	(1,589)	(662)	**(3,373)**
除稅前溢利				**68,075**
稅項				**(8,017)**
除稅後溢利				**60,058**
少數股東權益				**(1)**
股東應佔溢利				**60,057**

	截至二零零零年九月三十日止六個月			
	亞洲 千美元	歐洲 千美元	美洲 千美元	**總計** **千美元**
營業額	242,669	87,829	64,708	**395,206**
營業溢利	65,291	16,681	5,251	**87,223**
融資成本				**(259)**
所佔共同控制實體／ 聯營公司溢利減虧損	73	(234)	277	**116**
除稅前溢利				**87,080**
稅項				**(6,817)**
除稅後溢利				**80,263**
少數股東權益				**(1)**
股東應佔溢利				**80,262**

賬項附註

一　主要會計政策

此未經審核綜合簡明中期業績（中期業績報告）乃遵照香港會計師公會發出之會計準則第二十五項[中期財務申報]（適用於簡明中期業績報告）及香港聯合交易所上市規則附錄十六之規定編製。

本集團除因採納以下由香港會計師公會頒佈之會計實務準則（此等會計實務準則於二零零一年一月一日或以後開始之會計期間生效）而改變若干會計政策外，於編製此中期業績報告所採用之會計政策及計算方法與編製截至二零零一年三月三十一日止年度之財務報表所用之會計政策相同：

（甲）	**第9號（經修訂）：**	*結算日後之事項*
（乙）	**第14號（經修訂）：**	*租賃（於二零零零年七月一日或以後開始之會計期間生效）*
（丙）	**第26號：**	*分部報告*
（丁）	**第28號：**	*撥備、或然負債及或然資產*
（戊）	**第29號：**	*無形資產*
（己）	**第30號：**	*企業合併*
（庚）	**第31號：**	*資產減值*
（辛）	**第32號：**	*綜合財務報告及附屬公司之投資會計法*

下列為本集團採納此等新政策而作出會計政策上的改變：

（甲）**會計實務準則第9號（經修訂）：***結算日後之事項*

根據經修訂的會計實務準則第9號，本集團已不再確認於結算日後擬派或宣派之股息為於結算日之負債。此會計政策之改變已追溯及應用至以往期間，故二零零一年三月三十一日報告之末期擬派股息合共34,383,000美元重新列報於股東權益下。

就附註十三所詳載，於二零零零年四月一日之期初盈餘滾存增加33,620,000美元，乃因撥回就先前於二零零零年三月三十一日記錄為負債之二零零零年度擬派末期股息（儘管於結算日後始宣派）之撥備。於二零零一年四月一日之期初盈餘滾存增加34,383,000美元，乃因撥回就先前於二零零一年三月三十一日記錄為負債之二零零一年度擬派末期股息（儘管於結算日後始宣派）之撥備。

該項調整導致於二零零一年三月三十一日流動負債減少34,383,000美元。

由於採納會計實務準則第9號（經修訂），導致使用於二零零一年三月三十一日之資產負債表及損益表，有關股息及年度滾存溢利之標題，亦需要作出修改。

（乙）**會計實務準則第26號：***分部報告*

於中期業績報告附註二內，本集團已根據會計實務準則第26號定義披露分部收入及業績。根據本集團之內部財務報告形式，本集團已採用地區分部資料作為報告形式，比較資料亦已提供。

簡明已確認損益報表

截至二零零一年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
	附註	**二零零一年** **千美元**	二零零零年 千美元
附屬公司、聯營公司及共同控制實體財務報告表換算之滙兑差額	十三	**2,906**	(4,696)
股東應佔溢利		**60,057**	80,262
已確認收益總額		**62,963**	75,566
抵消資本儲備之商譽		**-**	(4,575)
		62,963	70,991

簡明綜合現金流量表

截至二零零一年九月三十日止六個月

	未經審核 截至九月三十日止六個月 **二零零一年** **千美元**	 二零零零年 千美元
經營所得之淨現金流入	**73,674**	63,752
投資回報及融資費用之淨現金流出	**(32,590)**	(31,942)
已付税款總額	**(8,240)**	(8,197)
投資之淨現金流出	**(44,871)**	(11,265)
融資之淨現金(流出)/流入	**(196)**	1,615
現金及等同現金項目之(減少)/增加	**(12,223)**	13,963
年初之現金及等同現金項目	**81,794**	39,839
九月三十日之現金及等同現金項目	**69,571**	53,802

現金及等同現金項目結餘之分析:

其他投資	**9,168**	-
存款及銀行結存	**62,744**	56,391
銀行貸款及透支	**(2,341)**	(2,589)
	69,571	53,802

簡明綜合資產負債表

二零零一年九月三十日結算

	附註	未經審核 二零零一年 九月三十日 千美元	二零零一年 三月三十一日 千美元
資產			
非流動資產			
商譽	十四	**14,587**	-
物業、廠房及機器設備		**245,342**	234,287
共同控制實體		**22,714**	19,506
聯營公司		**5,571**	7,361
投資證券		**9,203**	11,136
融資租賃投資		**16,034**	20,522
遞延税項資產		**34,101**	30,752
		347,552	323,564
流動資產			
存貨及在製品		**99,008**	84,967
應收貨款及其他應收賬款	九	**193,889**	182,469
其他投資		**10,704**	11,413
存款及銀行結存		**62,744**	77,048
		366,345	355,897
流動負債			
應付貨款及其他應付賬款	十	**146,774**	141,725
長期借款之流動部份	十一	**588**	547
税項		**5,535**	1,333
銀行貸款及透支		**2,341**	5,136
		155,238	148,741
流動資產淨值		**211,107**	207,156
資產總額減流動負債		**558,659**	530,720
非流動負債			
長期借款	十一	**5,826**	5,922
其他預提費用		**12,734**	12,321
遞延税項負債		**9,968**	10,924
少數股東權益		**3**	5
		28,531	29,172
淨資產		**530,128**	501,548
資本及儲備			
股本	十二	**5,925**	5,925
儲備	十三	**510,073**	461,240
擬派股息	七	**14,130**	34,383
股東權益		**530,128**	501,548

簡明綜合損益表

截至二零零一年九月三十日止六個月

		未經審核 截至九月三十日止六個月 **二零零一年** **千美元**	 二零零零年 千美元
	附註		
營業額	二	**371,523**	395,206
銷售成本		**(248,279)**	(259,840)
毛利		**123,244**	135,366
其他收入		**5,166**	5,795
分銷及行政費用	三	**(56,717)**	(53,938)
營業溢利	四	**71,693**	87,223
融資成本	五	**(245)**	(259)
所佔共同控制實體/聯營公司溢利減虧損		**(3,373)**	116
除稅前溢利		**68,075**	87,080
稅項	六	**(8,017)**	(6,817)
除稅後溢利		**60,058**	80,263
少數股東權益		**(1)**	(1)
股東應佔溢利		**60,057**	80,262
股息	七	**48,513**	47,750
每股盈利（美仙）	八	**1.6**	**2.2**

HSBC International Trustee Limited擁有權益之股份乃HSBC Investment Bank Holdings B.V.擁有權益股份之一部份；而後者所擁有之股份亦為HSBC Holdings B.V.擁有權益股份之一部份；而HSBC Holdings B.V.擁有之股份則為HSBC Finance (Netherlands) 擁有權益股份之全部，又為後者所擁有之股份為HSBC Holdings plc擁有權益股份之全部，此等股份均為相同之股份。

除本報告所披露外，於二零零一年九月三十日，根據股東權益登記冊及據董事所知，並無任何人士直接或間接持有或實益擁有佔本公司或（除本公司外）附屬公司百分之十或以上已發行股本之股份，亦無其他根據證券（披露權益）條例第十六（一）條所設存之登記冊而記錄之權益或權利。

購買、出售或贖回公司股份

本公司於期內並無贖回任何本身之股份。另本公司及各附屬公司亦無購買或出售任何本公司之股份。

審核委員會

審核委員會定期與集團之高層管理人員及外間之核數師舉行會議，以考慮及檢討本集團的財務報表、審核檢討的性質及範圍、內部管控與審核制度的效用。審核委員會之現任成員為David Wylie Gairns（委員會主席）及Ian Lorne Thompson Conn。

最佳應用守則

在本財政期內，本公司遵守香港聯合交易所上市規則附錄十四所載之「最佳應用守則」，惟本公司之部份獨立非執行董事並無指定任期，但根據本公司之公司細則，此等董事須於本公司之股東週年大會上輪值告退及重選連任。

根據一九九八年八月十一日由股東通過之德昌電機控股有限公司僱員認股權計劃，董事會可酌情決定授予本公司及附屬公司之全職僱員（包括執行董事在內）認股權以認購公司之股份。至目前為止，尚未有任何僱員獲授予此等認股權。

根據一九九九年七月二十六日由股東通過之德昌電機控股有限公司長期獎勵股份計劃（「獎勵股份計劃」），董事會可酌情決定邀請本公司及附屬公司之全職僱員（包括董事在內）參加獎勵股份計劃，並授出股份予該等合資格僱員。至目前為止，尚未有任何僱員獲授予此等股份。

除上述之僱員認股權計劃及獎勵股份計劃，本公司及各附屬公司本年度並無訂立任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

優先購買權

本公司並無任何百慕達法例所指有關發行新股之優先購買權。

主要股東

於二零零一年九月三十日，依證券（披露權益）條例第十六（一）條而設置之登記冊紀錄，每位人士於本公司之股本權益如下：

名稱	每股面值港幣0.0125元之股份
Bermuda Trust (Guernsey) Limited	358,972,480
Ansbacher (Bahamas) Limited	887,040,000
HSBC International Trustee Limited	951,539,200
HSBC Investment Bank Holdings B.V.	973,961,200
HSBC Holdings B.V.	973,961,240
HSBC Finance (Netherlands)	973,961,240
HSBC Holdings plc	973,961,240
The Capital Group Companies, Inc.	368,447,352

此等由Bermuda Trust (Guernsey) Limited及Ansbacher (Bahamas) Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之944,198,400股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文董事權益所述之汪顧亦珍擁有權益之股份內。

股息政策

本集團認為股息派發應長期反映每股盈利之增長，並向股東提供較穩定的股息收入。

有見本集團之發展潛力，本集團目前計劃動用現金儲備，務求隨時把握一切擴展或收購機會。

持續經營

根據現有財務預測及可用融資，本集團具備足夠財務資源於可見將來繼續經營業務。因此，於編製財務報表時，本集團繼續採納持續經營基準。

董事權益

於二零零一年九月三十日，根據香港證券（披露權益）條例第二十八條之規定而通知本公司有關各董事在本公司及其相聯法團（根據該條例之定義）之股本權益（包括根據該條例第三十一條或附表第一部份視作擁有之權益）或根據該條例第二十九條須記入所述登記冊之權益如下：

	本公司每股面值港幣0.0125元之股份	
姓名	個人權益	其他權益
汪顧亦珍	-	2,190,210,880 *#
Peter John Wrangham	160,000	-
Peter Stuart Allenby Edwards	-	50,000 **
Ian Lorne Thompson Conn	10,000	-

* 此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。

\# 股東重疊之股權已列於下文主要股東項內。

** 此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。

除本報告披露外，於二零零一年九月三十日，根據證券（披露權益）條例第二十八條，本公司並無獲通知有任何董事持有本公司及其相聯法團（根據該條例之定義）之股本或債務證券權益（包括根據該條例第三十一條或附表第一部份視作擁有之權益）或根據該條例第二十九條須記入所述登記冊之權益。

本期度內或期末時，本公司及各附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

流動資金及財務資源

本集團的流動資金及財務資源持續穩健，相比去年上半年度期末時的五千七百萬美元，二零零一年九月三十日之現金及其他投資總額增加百分之二十八至七千三百萬美元，本集團並無淨債務。債務總額仍維持於約九百萬美元的低水平。債務總額與資本比率維持於百分之二水平。

本集團的主要融資承擔源自一家美國市場推廣附屬公司就短期商業融資取得五百萬美元的三年循環貸款；及Gate S.p.A.早前獲得的意大利里拉長期貸款合共三百四十萬美元，該等長期貸款享有兩厘至七點九五厘固定優惠利率，以用於研究創新科技等特定用途。日常流動資金及維持資金調動的靈活性，本集團亦由往來銀行取得大筆毋須作出承擔之短期借貸融資，目前毋須大額舉債。

資本開支的資金需求預期能以內部現金流量支付。除了本集團為維持銷售增長而須作出的正常年度資本開支外，本集團現時並無計劃於來年作出重大投資或購入資本資產。

財務管理及庫務政策

本集團的財務風險管理由設於香港總部的庫務部負責，該部門須依據最高管理層所批准的政策行事。

除本中期報告所披露者外，有關外匯風險、現金及債務管理之現有資料與最近期刊發之二零零一年年報所披露之資料並無重大變動。

於本半年度，核心微型馬達之銷售（不包括JEAI在內），百分之八十二以美元為貨幣單位；百分之十以歐羅或德國馬克為貨幣單位；以日圓結算則佔百分之六。

資本架構

本集團擬維持適當之資本與負債比重，確保資本架構穩健。本集團目前現金流量充裕，毋須即時舉債籌資。正如上文所述，本集團於上半年度期末時並無債務淨額。

尚未償還貸款之詳情已於上文引述，並載於賬目附註十一內。按固定息率計算之借款僅約三百四十萬美元。

本集團的借貸主要以美元及港元為貨幣單位。除Gate S.p.A.的意大利里拉貸款合共約三百四十萬美元須承擔外匯風險外，本集團借貸並無承受重大外匯波動風險。

重大投資、收購及出售

除本中期報告披露有關收購之承擔及本集團就應佔日本電產德昌電機之股本而支付五百二十萬美元外，本集團於回顧期內並無任何重大投資，而集團架構亦無其他重大變動。

未計利息及除税前邊際溢利由百分之二十二點一減少至百分之十九點三，反映銷售減少之影響。然而，與去年下半年度之百分之十九點八未計利息及除税前邊際溢利並無重大差距。

期內商譽攤銷為二十萬美元。本集團於本財政年度開始採納會計實務準則第30號－企業合併。商譽於二十年期內攤銷。本集團於回顧期內有關收購之政策及商譽詳情載於賬目附註一（丙）及十四內。

共同控制實體／聯營公司之應佔虧損，超過三百萬美元，去年上半年度則為盈利十萬美元。虧損淨額主要源自本集團應佔意大利合營企業Brushless Technology Motors（「BTM」）虧損一百六十萬美元及日本電產德昌電機合營企業之虧損一百五十萬美元。BTM及日本電產德昌電機合營企業分別於一九九九年十月及二零零零年七月創辦，而該等虧損主要屬開辦性質。本集團已採取積極措施，協助該等合營企業達到預期溢利目標。

倘不計及收購Textron及ArvinMeritor時所購買共值七百萬美元的資產，上半年度之資本開支淨額由去年之二千二百萬美元增加至二千六百萬美元。由於下半年度已採取措施，盡量減少或凍結資本性開支，故全年資本開支增幅料將低於此比率。折舊開支為一千七百萬美元，與去年同期水平相約。

鑑於海外税項增加，利得税達八百萬美元，上年度則為七百萬美元。

現金流量

本集團之主要流動資金來源仍為經營業務之現金流量淨額。儘管銷售及溢利減少，經營業務之現金淨額增加一千萬美元至七千四百萬美元，主要原因是期內營運資金減少。除税前溢利減少一千九百萬美元，被應收賬款及預付賬款減少逾一千二百萬美元；應付貨款及其他應付款項增加三百萬美元；及外匯兑換增加八百萬美元所抵銷。

根據每年銷售總額之變動計算，應收貨款還款期由六十五日增加至七十日，主要由於在上半年度所收購的業務其收款期較長。銷售量對存貨量之比例由九點一減少至七點五，主要由於JEAM為準備下半年度將生產工序遷往中國而暫時增加存貨所致。存貨流轉預期將於遷廠完成後回復正常水平，而流動比率已由兩倍改善至二點四倍。

收購Textron及ArvinMeritor支付之款項及向日本電產德昌電機合營企業額外注資導致投資活動之現金流出淨額由上年同期之一千一百萬美元增加至四千五百萬美元。投資回報及融資費用之淨現金流出以及已付税款與去年上半年度之水平相約，而融資活動之淨現金流量則仍然甚低。現金及等用現金項目總額較二零零零年九月三十日之五千四百萬美元增加百分之二十九至七千萬美元。

德昌大學於一九九八年成立，現有六家學院，提供廣泛的職業及技術培訓課程。德昌大學工程理學碩士學位課程已踏入第二個年頭，預期來年將誕生第一批畢業生。我們將繼續致力擴闊德昌大學所提供的課程種類，透過員工不斷學習的信念，為本集團打開成功之門。

本集團將繼續關注環境、健康及安全問題，全力於其經營的國家盡其集團公民的責任。

前景

展望將來，大部分宏觀經濟指標均預測，現時全球經濟不景氣將持續至二零零二年，而本集團亦預期，短期內的業務環境將仍充滿挑戰。

就二零零一／零二財政年度整體而言，本公司預期，來自新收購項目的銷售貢獻及我們新產品的增長將有助舒緩需求持續疲弱的影響。

我們亦預期將透過管理改善及成本下調的趨勢受惠。首先，結束及遷移密西西比州哥倫布的德昌電機生產工廠將有助向北美市場提供更具成本競爭力的產品。其次，銅鐵商品價格下調減低原材料成本。第三，管理層另已制定數項成本削減措施，從而於不影響價格及品質的情況下達致超卓的盈利水平。

儘管身處前所未見的經濟不明朗時期，我們仍滿懷信心，相信推動長期銷售增長的利好基本因素仍然存在。德昌電機將繼續發揮其在中國生產設施的低成本優勢，並計劃於未來投資於新產品及選定的新收購項目。

本集團相信，德昌電機已處於較有利位置，拓展現時全球生產供應鏈基礎重組所產生的發展商機。我們的資產狀況維持強勁，基本上並無債務負擔，且具備龐大現金儲備。德昌電機股東可充滿信心，一俟市場開始復甦，本集團即於現有競爭優勢的基礎上繼續創建財富。

財務回顧

業績

股東應佔溢利及每股盈利減少百分之二十五分別至六千萬美元及一點六美仙。

經營溢利減少百分之十八至七千二百萬美元。以香港為基地的核心業務之經營溢利減少百分之二十二，主要由於銷售減少及非固定成本所佔銷售百分比增加。分別位於歐洲的Gate及北美洲的JEAM之經營溢利相對穩定，與去年之二千一百萬美元水平相約。

JEAM於北美洲的銷售下跌百分之十八至五千三百萬美元，而銷售量則下跌百分之十五，其中原因為美國用於園藝設備及船外舷引擎的起動馬達銷售下跌百分之二十。此外，JEAM於本財政年度上半年大部分時間，均在進行大型重組計劃，結束在密西西比州哥倫布的生產廠房，並將其生產線遷往中國及墨西哥的德昌電機廠房，以提昇其長期競爭力。

商業馬達部門

電動工具業務的銷售下跌百分之二十六至四千三百萬美元，而銷售量則下跌百分之十三，下跌之主要原因為最終用戶的需求放緩，以及德昌電機的美國及歐洲客戶調整存貨數量。

家用電器業務的銷售下跌百分之四至五千六百萬美元，而銷售量則下跌百分之七。地板護理產品之銷售持續增長接近百分之三十，然而，小型廚房電器（包括攪拌器、摻和器及開罐刀）的銷售下跌，抵銷了該等升幅。由於地板護理產品佔銷售的比例進一步上升，我們預期家用電器業務的銷售表現將於日後有所改善。

商業器材及個人護理產品業務的銷售下跌百分之十五至四千三百萬美元，而銷售量則下跌百分之十。由於需求遠低於二零零零年水平，打印機產品的銷售下跌百分之十七。個人護理產品方面，若干新產品（包括電動牙刷及玩具）有穩健增長，然而，電風筒生產商所用微型馬達銷售額卻下跌，抵銷該等增長。

影音設備業務的銷售上升百分之十四至九百萬美元，而銷售量亦上升百分之二十八。於二零零零年七月與日本電產設立的合營企業仍處於發展初期，相信在下個財政年度前，該項業務的銷售對本集團整體業務不會有重大影響。

企業資源規劃（「ERP」）

約一年前，本集團宣佈決定與Oracle Corporation旗下公司Oracle Greater China合作，於集團內轉行ERP系統。

就直至目前ERP項目的進度而言，預期供應鍊管理及財務管理將可如期於本財政年度內完成。訂單管理則將於二零零二年三月開始推行。ERP項目的目標是在未來數年提高營運效率，以緊貼市場趨勢。

人力資源投資

於二零零一年九月三十日，本集團合共聘用逾二萬三千名全職僱員，包括合約生產工人。本集團提供具競爭力的薪酬待遇及各種適合當地勞動市場的福利計劃。

組織發展將為集團來年人力資源計劃之重要一環。我們正修訂表現評審制度，著眼於學習及個人發展，並已制訂一系列主要領導才能基準，據此就行為及文化變革奠定標準。

Queretaro及美國田納西州Gordonsville等廠房製造座椅馬達，每年銷售額約達五千萬美元。ArvinMeritor根據有關的承判、供應及過渡協議出任德昌電機之製造分判商，以確保繼續向客戶供應馬達，同時，本集團亦作出安排，將該項業務合併於中國沙井製造中心。預期將於二零零二年中完成將生產設施遷往中國。

截至二零零一年九月三十日止六個月，上述兩項新收購項目之銷售貢獻為一千三百萬美元，而其足六個月期之銷售將會計入本集團下半財政年度之業績中。倘若不包括Textron及ArvinMeritor之收購，本集團銷售總額約為三億五千八百萬美元，較二零零零年同期下跌百分之九。

營運表現

銷售概覽

儘管受到全球經濟放緩的廣泛影響，德昌電機不同產品及不同營業地區的銷售表現各有不同。

於財政年度上半年，汽車部門的銷售較為平穩。相反，商業馬達部門若干主要業務自二零零零年上半年度的高銷售記錄大幅下滑，特別是電動工具及商業器材／個人護理產品。

就營業地區而言，本集團於各地區的銷售均告下降。歐洲、北美洲及香港／中國之銷售各下跌約百分之五，而亞太區的銷售則下跌近百分之十六，主要原因是商業器材客戶之生產基地設於亞太區，故向該等客戶作出的銷售錄得雙位數字跌幅。

撇除Textron及ArvinMeritor銷售外，北美洲及歐洲的銷售分別下跌百分之十三及百分之七。

汽車配件部門

汽車配件部門之銷售總額上升百分之零點四至二億二千一百萬美元。汽車配件部門包括Automotive Motors Hong Kong、歐洲Gate S.p.A.（「Gate」）及北美洲Johnson Electric Automotive Motors（「JEAM」）。

Automotive Motors Hong Kong乃以香港為基地的核心汽車微型馬達業務，其銷售下跌百分之四至六千四百萬美元，而銷售量則輕微下跌百分之一。新產品如電子風門控制器及倒後鏡調較器持續增長，大大抵銷了比較成熟產品需求逐漸放緩的影響。

計及最近收購項目Textron及ArvinMeritor後，銷售上升百分之十五至七千七百萬美元。由於該業務的大部分生產線將遷往本集團位於中國沙井的生產中心，故該等收購項目之銷售工作將由Automotive Motors Hong Kong負責。

Gate於歐洲的銷售持續穩健上升百分之三至九千萬美元，而銷售量則上升百分之十四。

中期股息

董事會於二零零一年十二月十一日公佈將於二零零二年一月四日派發中期股息每股零點三八美仙（相等於港幣三仙）（二零零零年：每股零點三八美仙或港幣三仙）予二零零一年十二月三十一日登記在股東名冊內所有股份持有人。

暫停過戶登記

本公司於二零零一年十二月三十一日至二零零二年一月三日（首尾兩天包括在內），暫停辦理股東過戶登記手續。

為合資格收取開派之中期股息，凡未過戶之股票必須連同股票轉讓書，於二零零一年十二月二十八日下午四時正前，送達本公司股票過戶登記處，香港皇后大道東一百八十三號合和中心十七樓香港中央證券登記有限公司（請勿送往百慕達之股票過戶登記處），辦妥過戶登記手續。

業務回顧

概覽

截至二零零一年九月三十日止六個月，德昌電機銷售總額下跌百分之六至三億七千二百萬美元。

由於北美及歐洲經濟放緩，不少德昌電機的客戶減少存貨及押後訂單，令本公司幾乎所有產品需求偏軟，銷售額因而下跌。美國九一一恐怖襲擊令到本已疲弱的市況越趨艱難。

投資未來

德昌電機一向致力投資於增長前景理想及能夠提升本集團精密馬達業務之競爭優勢之業務。此外，本集團亦繼續緊貼美國及歐洲製造商的長遠發展，把握其外判微型馬達及馬達系統製造之業務機會。德昌電機於華南設有生產設施，善用其低成本供應之優勢配合上述策略。

於二零零一年七月，本集團以一千二百五十萬美元代價向Textron Automotive Company收購其Kautex Textron部門的電動馬達零件業務若干製造資產。該部門於美國新罕布夏州內曼徹斯特之業務主要為汽車第一層供應商製造油泵電樞及定速控制定子，年銷售額預計約一千六百萬美元。根據有關過渡服務協議，Kautex Textron於曼徹斯特廠房之僱員將協助德昌電機生產定子及電樞數個月，待本集團將生產設施遷往其墨西哥及中國廠房。生產設施之遷移工作預期將於本年下半年度完成。

於二零零一年八月，本集團以一千一百七十萬美元代價收購ArvinMeritor輕型汽車系統部門的汽車電動座椅馬達製造業務若干資產。ArvinMeritor於法國Esson、墨西哥

德昌電機控股有限公司
(在百慕達註冊成立之有限公司)

二零零一年中期業績報告

本公司董事會宣佈：截至二零零一年九月三十日止六個月內，未經審核之綜合股東應佔溢利為60,057,000美元，每股盈利為1.6美仙。

財務報告

截至二零零一年九月三十日止之六個月，未經審核之綜合損益表以及二零零零年同期之比較數字詳列如下：

簡明綜合損益表

	未經審核 截至九月三十日止六個月 **二零零一年** **千美元**	 二零零零年 千美元
營業額	**371,523**	395,206
營業溢利	**71,693**	87,223
融資成本	**(245)**	(259)
所佔共同控制實體／聯營公司溢利減虧損	**(3,373)**	116
除税前溢利	**68,075**	87,080
税項	**(8,017)**	(6,817)
除税後溢利	**60,058**	80,263
少數股東權益	**(1)**	(1)
股東應佔溢利	**60,057**	80,262
中期股息	**14,130**	14,130
每股盈利（美仙）	**1.6**	**2.2**
每股股息（美仙）	**0.38**	**0.38**

附註：

一. 每股盈利乃根據股東應佔溢利60,057,000美元（二零零零年：80,262,000美元）以及已發行股份3,673,788,920（二零零零年：3,673,788,920）股計算。

二. 本集團截至二零零一年九月三十日止六個月未經審核之業績包括簡明綜合損益表、簡明綜合現金流量表、簡明已確認損益報表及於二零零一年九月三十日結算之簡明綜合資產負債表連同有關附註，載於本報告第十一至二十四頁。

德昌電機控股有限公司 2001中期業績報告

目錄

JOHNSON ELECTRIC

德昌電機控股有限公司



自1959年來

微型馬達之卓越成就

二零零一 中期業績報告

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

Interim Report 2002

Excellence in *Motors* Since 1959

CONTENTS

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2002

The Directors are pleased to announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2002 was US$80,668,000, an increase of 34% over the corresponding period in 2001.

FINANCIAL RESULTS

The unaudited consolidated profit and loss account for the six months ended 30th September 2002 together with comparative figures for the corresponding period in 2001 is set out below :

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Unaudited Six months ended 30th September	
	2002 US$'000	2001 US$'000
Turnover	**482,769**	371,523
Operating profit	**93,648**	71,693
Finance costs	**(269)**	(245)
Share of profits less losses of jointly controlled entities/associated companies	**297**	(3,373)
Profit before taxation	**93,676**	68,075
Taxation	**(13,007)**	(8,017)
Profit after taxation	**80,669**	60,058
Minority interests	**(1)**	(1)
Profit attributable to shareholders	**80,668**	60,057
Interim dividend	**18,840**	14,130
Basic earnings per share (US cents)	**2.2**	1.6
Fully diluted earnings per share (US cents)	**2.2**	N/A
Dividend per share (US cents)	**0.51**	0.38

NOTE

1 The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$80,668,000 (2001: US$60,057,000).

The basic earnings per share is based on 3,673,788,920 (2001: 3,673,788,920) shares in issue during the period.

The fully diluted earnings per share is based on 3,673,904,805 ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 115,885 (2001: Nil) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

2 The consolidated results, consolidated cash flow statement and consolidated statement of changes in equity for the Group for the six months ended 30th September 2002, and the consolidated balance sheet as at 30th September 2002 of the Group, all of which are unaudited and condensed, along with the selected explanatory notes, are set out on pages 12 to 24 of this report.

INTERIM DIVIDEND

As announced by the Board of Directors on 10th December 2002, an interim dividend of 4 HK cents, equivalent to 0.51 US cents per share (2001: 3 HK cents or 0.38 US cents per share) will be paid on 3rd January 2003 to the shareholders who are on the Register of Members on 30th December 2002.

CLOSING REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 30th December 2002 to 2nd January 2003 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 27th December 2002.

BUSINESS REVIEW

OVERVIEW

Trading conditions for the first half of the financial year improved significantly, compared to the weak global sales environment experienced for much of the past year. For the six months ended 30th September 2002, Johnson Electric achieved record half-year sales of US$483 million, an increase of 30% over the comparable period in 2001.

The period under review includes a full six-month contribution from the businesses acquired from Textron Automotive Company ("Textron") and ArvinMeritor Corporation ("ArvinMeritor") in July 2001 and August 2001, respectively. Excluding the contributions from these acquired businesses, total sales for the first half-year increased 24%, compared to the corresponding period in 2001.

Overall demand for Johnson Electric's products was broad based, with virtually all of our major product applications and geographic regions experiencing strong sales growth. In part, this reflects a pick-up in customer orders from the depressed levels of a year earlier. However, a larger factor contributing to the sales increase was the continuation of the primary underlying drivers of demand for Johnson Electric's products: namely growth through new motor applications and new product introductions and the sustained trend towards outsourcing of component manufacturing by multinational branded goods producers seeking to reduce costs and increase competitiveness.

Geographically, the source of demand for the Group's products is well balanced and all regions achieved very satisfactory growth rates in what remains a challenging and unpredictable global macro economic environment. Overall sales to Europe were US$171.2 million (35% of total sales) growing by 22% including acquisitions and by 23% excluding acquisitions. Sales to North America were US$150.6 million (31% of total sales), growing by 30% including acquisitions and by 8% excluding acquisitions. Sales to the Hong Kong/China region (25% of total sales) and Asia Pacific region (9% of total sales) grew by 42% and 37%, respectively.

DIVISIONAL OPERATING PERFORMANCE

AUTOMOTIVE MOTORS GROUP

Overall sales achieved by the Automotive Motors Group increased 31% to US$289 million, accounting for approximately 60% of Johnson Electric's total Group revenue.

Sales of the Automotive Motors Hong Kong business unit, representing the core automotive motor business based in Hong Kong, increased 56% to US$121 million. Excluding the acquisitions from Textron and ArvinMeritor, sales increased over 27% to US$82 million, with unit volume up by 26%. This reflected market share gains through new product introductions and additional outsourcing business. Among the strongest performances by individual motor product applications were door locks and fuel pumps, where sales growth rates were 47% and 39%, respectively.

Sales contributions from acquisitions amounted to US$39 million - almost triple the sales level in 2001, due largely to the inclusion of full six months' sales in this first half financial year for the first time. Sales from the acquired businesses have been the responsibility of our Automotive Motors Hong Kong business unit, and the successful transfer of production to our main manufacturing facility in China was completed by September 2002.

Sales of Johnson Electric Air Flow ("JEAF") and Johnson Electric Geared Automotive ("JEGA"), which together comprised Gate S.p.A. in Europe, were satisfactory - increasing by 25% to US$113 million with unit volume growth of 22% over the corresponding period in 2001. In July 2002, Gate S.p.A. acquired the remaining 49 percent of shares in Brushless Technology Motors S.r.l. ("BTM") for a consideration of US$1.3 million, in order to facilitate growth in brushless motors for various applications. Excluding the consolidated sales contribution from BTM in the first half results, the total sales growth of JEAF and JEGA was 17% due partly to the favourable impact of the stronger Euro in the period under review.

In North America, Johnson Electric Automotive Motors' total sales increased by 4% to US$55 million with unit volume growing at the rate of 13%. This result reflected, as part of the plan to improve its profitability, the shift in product mix away from certain larger, less profitable products and increased emphasis on ABS motors whose production has been relocated to China. The improved cost position associated with the move to China enabled ABS motors to record sales growth of approximately 37% in the period under review.

COMMERCIAL MOTORS GROUP

Total sales from product application sectors that together form Johnson Electric's Commercial Motors Group amounted to US$194 million, an increase of 28% over the comparable period in 2001.

Sales to the power tools sector increased 40% to US$60 million, with unit volume up 37%, driven by the combination of increased outsourcing on the part of our major customers, market share gains and new product introductions. Sales to major applications such as drills, saw systems, gardening tools and screw drivers, increased 24%, 26%, 142% and 48%, respectively.

Sales to the home appliances sector increased 16% to US$65 million on unit volume growth of 9%. This reflected the higher growth in product applications with larger size motors with typically higher average selling prices. For example, sales of motors for floor care products grew by 21% and motors for blenders grew by 63% over the period.

Sales to business equipment and personal products sectors combined increased 24% to US$53 million, with unit volume up 36%. In business equipment, sales grew by 38% largely due to an increase of 65% in sales to printer products where the Company was able to achieve further market share gains and introduce new products. In personal products, sales increased by a more modest rate of 9% over the period, with the strongest performances coming from massager applications.

Audio-visual sector sales increased 73% to US$15 million, with unit volume growth of 117%. Management of this joint venture business formed with Nidec Corporation of Japan in July 2000 is continuing to work intensively on improving market penetration and growing sales from a relatively small base.

PROSPECTS

Johnson Electric is well positioned to continue to grow. Notwithstanding the relatively uncertain outlook for the global economy, we have been encouraged by the performance of the business over the past six months.

As noted earlier, a significant proportion of our top line revenue growth has stemmed from increased outsourcing and from successful market penetration into new product applications. Sustained growth in demand of this nature offers the prospect of market share gains, improved operating leverage and higher levels of profitability. Furthermore, we anticipate additional benefits from recent initiatives to lower costs through the relocation of selected motor manufacturing activities and acquired businesses to our primary production base in southern China.

More than ever, we believe that Johnson Electric's strong cost position and ability to leverage China's manufacturing and supply chain advantages form the basis for long-term value creation for both customers and shareholders.

Barring unforeseen circumstances, we look forward to achieving record sales and improved profitability for the financial year 2002-03.

INVESTING IN PEOPLE

The Group employed approximately 30,000 full-time employees, including contract manufacturing labour, as of 30th September 2002. It provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

Incentive schemes composed of annual and long-term incentives are provided to selected managers and senior executives on the basis of performance measured by such metrics as total shareholder return and cash value added, along with various supporting financial and key operating performance indices.

Organizational development occupies the top of the Group's people agenda. JENESIS, Johnson Electric's leadership development programme for emerging, high potential professionals, forms the cornerstone of our learning and growth initiatives. A recent JENESIS development initiative launched in late September boasted twelve countries of origin amongst its participants, which gives an indication of the Group's people diversity.

We continue to drive our global recruitment to seek out high calibre talents to strengthen our bench for growth opportunities. In order to engender behavioural change, we have been rebuilding our key people processes, including recruitment and selection, learning and development, performance management, people calibration and management succession, by integrating them with a set of Johnson Electric leadership competencies.

Johnson University, established in 1998, has six colleges providing a wide range of vocational and technical training programmes. A curriculum review is pending for 2003 to make its offerings more business-relevant.

The Group continues its long-standing commitment to environmental, health and safety and being an active and responsible corporate citizen in all the countries in which it operates.

FINANCIAL REVIEW

RESULTS

Profit attributable to shareholders and earnings per share increased 34% to US$81 million and 2.2 US cents respectively.

Operating profit increased 31% to US$94 million. Both the gross margin and EBIT (Earnings before Interest and Tax) margin held up well, notwithstanding the consolidation for the first time of a full six-month result of the lower-margin businesses acquired from Textron Automotive Company and ArvinMeritor Corporation. EBIT margin improved slightly to 19.4%, compared to the corresponding period in 2001. Sequentially, however, this was a significant improvement from the EBIT margin of 15.2% reported for the six-month period to 31st March, 2002.

Profit before taxation increased 38% to US$94 million, reflecting an improvement in the performance of joint ventures. Johnson Electric's share of profits of jointly controlled entities/ associated companies was US$0.3 million, compared to a share of losses of over US$3 million for the same period last year.

Net capital expenditures were maintained at about last year's first-half level of US$20 million. This excludes the assets purchased, amounting to US$14 million, as part of the acquisition of Brushless Technology Motors joint venture by Gate S.p.A., and the re-purchase, amounting to US$5 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$17 million, nearly the same amount as last year.

Taxes on profit increased 62% to US$13 million, compared to US$8 million last year, due mainly to a decrease in deferred tax credits.

CASH FLOW

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities increased 8% to US$70 million, due mainly to a decrease in working capital during the period.

The working capital position continued to be healthy. Based on moving annual total sales, the trade receivables were reduced from 70 to 68 days, due partly to an on-going improvement process. There was only a small improvement in the sales-to-stock - from 7.5 to 7.6 turns, but more significant improvements are expected for future periods, with the recently implemented Supply Chain Management modules of our new enterprise resource planning system now in place. Current ratio remained at a healthy level of 2.4 times.

Net cash used in investing activities decreased to US$28 million, compared to US$43 million for the corresponding period last year, due to reductions in investments in acquisitions and joint ventures. Net cash used in financing activities - essentially dividends paid, was maintained at last half-year's level of US$34 million. Total cash and cash equivalents increased 86% to US$129 million, compared to US$70 million as at 30th September, 2001.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's liquidity and financial resources continue to be strong. As at 30th September, 2002, the Group had no net debt, taking into account its total cash and other investments which increased 86% to US$136 million, compared to US$73 million at last first half year-end. Total debt continued to be low, about US$12 million. The total debt-to-equity ratio remained at 2% level.

The Group's principal committed borrowing facilities are a three-year revolving loan in US dollar of 5 million obtained by a marketing subsidiary in the U.S.A. for short-term trade financing; and long-term loans equivalent to approximately US$2.4 million obtained previously by Gate S.p.A., to take advantage of preferential interest rates at the time (fixed at between 1.5% and 3.7%) available for specified purposes such as research and innovation. For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2001-2002.

For this half-year period, of the core micromotor sales (not including Johnson Electric Automotive, Inc.), 84% were denominated in US dollar; 11% in Euro; and 5% in Japanese Yen.

CAPITAL STRUCTURE

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance. As noted above, the Group had no net debt as at the end of this half-year period.

Details of the loans remaining outstanding are described earlier and included in Note 11 to the accounts. Borrowings at fixed interest rates amounted to approximately US$2.4 million only.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans obtained by Gate S.p.A., equivalent to approximately US$2.4 million, the Group has no significant exposure to foreign exchange fluctuations in relation to its borrowings.

SIGNIFICANT INVESTMENTS, ACQUISITIONS AND DISPOSALS

Except as disclosed in this interim report, there were no significant investments and material changes in the composition of our Group during the period under review.

DIVIDEND POLICY

It is the intention of the Group that the dividends paid should, over the long term, reflect the development of its earnings per share.

GOING CONCERN

On the basis of current financial projections and facilities available, the Group has adequate financial resources to continue its operation for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the financial statements.

DIRECTORS' INTERESTS

As at 30th September 2002, the interests of the Directors in the share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong) notified to the Company pursuant to Section 28 of that Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which are required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein were as follows:

	Shares in the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	-	2,191,210,880 *#
Peter John Wrangham	160,000	-
Peter Stuart Allenby Edwards	-	100,000 **
Ian Lorne Thompson Conn	10,000	-

* These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.

Duplications of shareholdings occur among and between the parties shown below under Substantial Shareholders.

** These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.

Save as disclosed herein, as at 30th September 2002, none of the Directors had any interest in the share capital or debt securities of the Company or any associated corporation (as so defined) notified to the Company pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which will be required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein.

No contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

SHARE OPTION SCHEME

Under the terms of the new share option scheme, which was approved by the shareholders on 29th July 2002, the Directors may at their discretion grant any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group, options to subscribe for the shares in the Company subject to the terms and conditions stipulated therein.

Details of the new share option granted under the scheme as at 30th September 2002 are as follows:-

Type of grantees	Time of grant	Exercise period	Subscription price per share (HK$)	Number of options granted
Employees	September 2002*	1st August 2004 -	7.90	100,000
		16th September 2012	8.02	750,000
		1st August 2005 -	7.90	100,000
		16th September 2012	8.02	750,000
				1,700,000

* At the date before the options were granted, 16th September 2002, the market value per share was HK$8.10.

Due to the current volatility of the share markets, the Directors consider it inappropriate to value the options which were granted under the new share option scheme.

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees in relation to the Company's performance in terms of total shareholder return, cash value added, and other appropriate performance indicators over a defined three-year period. The first three-year performance cycle under the Incentive Share Scheme began on 1st April 1999 and ended on 31st March 2002. Thereafter, three-year performance cycles are initiated on an annual basis. After the end of the first performance cycle, the eligible employees were awarded notional cash long term bonuses which were used to acquire 288,900 shares purchased in the open market at a price of HK$9.00 per share subject to the terms of the Incentive Share Scheme. One-third of the shares awarded under the Incentive Share Scheme vested in the eligible employees immediately. The remaining two-third of the shares were held in a custodian account, of which 50% will vest 12 months and 50% will vest 24 months after 1st April 2002.

Apart from the new share option scheme and Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2002, the interests of every person in the share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance were as follows:-

Name	Shares of HK$0.0125 each
Bermuda Trust (Guernsey) Limited	358,972,480
Ansbacher (Bahamas) Limited	887,040,000
HSBC International Trustee Limited	952,357,800
HSBC Europe (Netherlands) BV	952,447,800
HSBC Europe BV	952,447,800
Griffin International Limited	952,447,800
Midcorp Limited	952,447,800
HSBC Bank plc	952,447,800
HSBC Holdings plc	970,704,799

The shares in which Bermuda Trust (Guernsey) Limited and Ansbacher (Bahamas) Limited are interested and 945,198,400 of the shares in which HSBC International Trustee Limited is interested are held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun is interested as referred to above under Directors' Interests.

The shares in which HSBC International Trustee Limited is interested form part of the shares in which HSBC Europe (Netherlands) BV is interested, which are all the shares in which HSBC Europe BV is interested, which are all the shares in which Griffin International Limited is interested, which are all the shares in which Midcorp Limited is interested, which are all the shares in which HSBC Bank plc is interested, which form part of the shares in which HSBC Holdings plc is interested, all of which are the same shares.

Save as disclosed herein, as at 30th September 2002, according to the register of interests of shares and, so far as the Directors are aware, there were no persons who, directly or indirectly, held or were beneficially interested in shares representing 10 per cent. or more of the issued share capital of the Company or (save for the Company) its subsidiaries and there was no other interest or right recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee meets regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The members of the Audit Committee are Mr. Patrick Blackwell Paul (Chairman of the Committee), who was appointed as the Chairman of the Committee on 31st August 2002 in place of Mr. David Wylie Gairns who resigned on the same date, and Mr. Ian Lorne Thompson Conn.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that some of the independent non-executive directors of the Company were not appointed for a specific term but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2002

	Note	Unaudited Six months ended 30th September **2002** **US$'000**	 2001 US$'000
Turnover	2	**482,769**	371,523
Cost of sales		**(325,208)**	(248,279)
Gross profit		**157,561**	123,244
Other revenues		**4,937**	5,166
Selling and administrative expenses	3	**(68,850)**	(56,717)
Operating profit	4	**93,648**	71,693
Finance costs	5	**(269)**	(245)
Share of profits less losses of jointly controlled entities/associated companies		**297**	(3,373)
Profit before taxation		**93,676**	68,075
Taxation	6	**(13,007)**	(8,017)
Profit after taxation		**80,669**	60,058
Minority interests		**(1)**	(1)
Profit attributable to shareholders		**80,668**	60,057
Dividends	7	**53,223**	48,513
Basic earnings per share (US cents)	8	**2.2**	1.6
Fully diluted earnings per share (US cents)	8	**2.2**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2002

	Note	Unaudited 30th September **2002** **US$'000**	Audited 31st March 2002 US$'000
ASSETS			
Non-current assets			
Intangibles		**21,957**	22,583
Properties, plant and equipment		**249,383**	235,031
Jointly controlled entities		**18,835**	18,439
Associated companies		**45**	3,709
Investment securities		**7,861**	9,480
Investments in finance leases		**10,403**	13,844
Deferred tax assets		**43,128**	34,960
		351,612	338,046
Current assets			
Stocks and work in progress		**127,008**	88,481
Trade and other receivables	9	**240,271**	194,307
Other investments		**48,401**	25,855
Bank balances and cash		**87,128**	102,476
		502,808	411,119
Current liabilities			
Trade and other payables	10	**190,714**	157,854
Current portion of long term loans	11	**245**	215
Taxation		**12,076**	2,258
Bank loans and overdrafts		**4,175**	4,338
		207,210	164,665
Net current assets		**295,598**	246,454
Total assets less current liabilities		**647,210**	584,500
Non-current liabilities			
Long term loans	11	**7,131**	7,016
Other provisions		**16,529**	10,807
Deferred tax liabilities		**11,059**	10,504
Minority interests		**3**	5
		34,722	28,332
NET ASSETS		**612,488**	556,168
CAPITAL AND RESERVES			
Share capital	12	**5,925**	5,925
Reserves		**587,723**	515,860
Proposed dividends	7	**18,840**	34,383
SHAREHOLDERS' FUNDS		**612,488**	556,168

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2002

	Unaudited Six months ended 30th September	
		As restated
	2002	2001
	US$'000	US$'000
Net cash inflow from operating activities	**70,071**	65,003
Net cash used in investing activities	**(27,871)**	(42,647)
Net cash used in financing activities	**(34,502)**	(34,579)
Increase / (decrease) in cash and cash equivalents	**7,698**	(12,223)
Cash and cash equivalents as at 1st April	**121,458**	81,794
Cash and cash equivalents as at 30th September	**129,156**	69,571

Analysis of the balances of cash and cash equivalents:

Other investments	**46,203**	9,168
Bank balances and cash	**87,128**	62,744
Bank loans and overdrafts	**(4,175)**	(2,341)
	129,156	69,571

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2002

	Unaudited								
	Share capital US$'000	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2002	**5,925**	**77,855**	**9,184**	**38,917**	**(233,885)**	**(31,157)**	**15,499**	**673,830**	**556,168**
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	**10,069**	-	-	**10,069**
Revaluation surplus realised upon disposal	-	-	**(34)**	-	-	-	-	-	**(34)**
Retained profit for the period	-	-	-	-	-	-	-	**80,668**	**80,668**
Final dividend paid 01/02	-	-	-	-	-	-	-	**(34,383)**	**(34,383)**
At 30th September 2002	**5,925**	**77,855**	**9,150**	**38,917**	**(233,885)**	**(21,088)**	**15,499**	**720,115**	**612,488**

	Unaudited								
	Share capital US$'000	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2001	5,925	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	501,548
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	2,906	-	-	2,906
Retained profit for the period	-	-	-	-	-	-	-	60,057	60,057
Final dividend paid 00/01	-	-	-	-	-	-	-	(34,383)	(34,383)
At 30th September 2001	5,925	77,855	10,973	38,917	(233,885)	(22,341)	15,499	637,185	530,128

NOTES TO INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA"), (as applicable to condensed interim accounts), and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2002, except that the Group has adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

(a) **SSAP 1 (revised)** : *Presentation of financial statements*
(b) **SSAP 11 (revised)** : *Foreign currency translation*
(c) **SSAP 15 (revised)** : *Cash flow statements*
(d) **SSAP 25 (revised)** : *Interim financial reporting*
(e) **SSAP 34** : *Employee benefits*

Certain presentational changes have been made upon the adoption of SSAP 1 (revised) "Presentation of financial statements", SSAP 15 (revised) "Cash flow statements" and SSAP 25 (revised) " Interim financial reporting".

During the period, the Group has extended its accounting policy on negative goodwill as follows :

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately.

2 Segment information

The Group is principally engaged in the manufacture of micromotors.

An analysis of the Group's turnover and results for the period by geographical area by origin is as follows:

	6 months ended 30th September 2002			
	Asia US$'000	**Europe US$'000**	**America US$'000**	**Total US$'000**
Turnover	**294,963**	**114,847**	**72,959**	**482,769**
Operating profit	**75,336**	**16,438**	**1,874**	**93,648**
Finance costs				**(269)**
Share of profits less losses of jointly controlled entities/ associated companies	**481**	**(184)**	**-**	**297**
Profit before taxation				**93,676**
Taxation				**(13,007)**
Profit after taxation				**80,669**
Minority interests				**(1)**
Profit attributable to shareholders				**80,668**

	6 months ended 30th September 2001			
	Asia US$'000	Europe US$'000	America US$'000	Total US$'000
Turnover	215,166	93,734	62,623	371,523
Operating profit	49,535	17,111	5,047	71,693
Finance costs				(245)
Share of profits less losses of jointly controlled entities/ associated companies	(1,122)	(1,589)	(662)	(3,373)
Profit before taxation				68,075
Taxation				(8,017)
Profit after taxation				60,058
Minority interests				(1)
Profit attributable to shareholders				60,057

3 Selling and administrative expenses

	6 months ended 30th September	
	2002	2001
	US$'000	US$'000
Selling expenses	**24,469**	16,039
Administrative expenses	**44,381**	40,678
	68,850	56,717

4 Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th September	
	2002	2001
	US$'000	US$'000
Crediting		
Net exchange gain	**-**	307
Amortisation of negative goodwill	**156**	-
Charging		
Depreciation on owned fixed assets	**17,871**	18,367
Depreciation on leased fixed assets	**-**	22
Less: amounts capitalised on machinery under construction	**(715)**	(1,019)
	17,156	17,370
Amortisation of goodwill	**518**	147
Amortisation of development cost and patents	**441**	-
Loss on disposal of fixed assets	**846**	210
Net realised and unrealised loss on other investments and investment securities	**844**	497
Net exchange loss	**1,652**	-

5 Finance costs

	6 months ended 30th September	
	2002	2001
	US$'000	US$'000
Interest on bank loans and overdrafts	**144**	186
Interest on other loans, not wholly repayable within five years	**27**	9
Other incidental borrowing costs	**98**	50
	269	245

6 Taxation

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September	
	2002	2001
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**5,988**	4,791
Overseas taxation	**7,312**	7,147
	13,300	11,938
Deferred taxation	**(378)**	(3,921)
	12,922	8,017
Share of taxation attributable to jointly controlled entities	**85**	-
	13,007	8,017

7 Dividends

	6 months ended 30th September	
	2002	2001
	US$'000	US$'000
2001/02 Final dividend, paid of 0.94 US cents (2000/01 : 0.94 US cents)	**34,383**	34,383
2002/03 Interim, proposed on 10th December 2002, of 0.51 US cents (2001/02 : 0.38 US cents)	**18,840**	14,130
	53,223	48,513

8 Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$80,668,000 (2001: US$60,057,000).

The basic earnings per share is based on 3,673,788,920 (2001: 3,673,788,920) shares in issue during the period.

The fully diluted earnings per share is based on 3,673,904,805 ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 115,885 (2001: Nil) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

9 Trade and other receivables

The Group allows an average credit period ranging from 30 to 60 days to its trade customers.

The trade and other receivables included trade receivables balance of US$202,696,000 (31st March 2002: US$156,951,000). The ageing analysis of trade receivables was as follows:

	30th September 2002 US$'000	31st March 2002 US$'000
0-60 days	**165,969**	114,514
61-90 days	**16,935**	31,249
Over 90 days	**19,792**	11,188
Total	**202,696**	156,951

10 Trade and other payables

The trade and other payables included trade payables balance of US$148,267,000 (31st March 2002: US$109,682,000). The ageing analysis of trade payables was as follows:

	30th September 2002 US$'000	31st March 2002 US$'000
0-60 days	**111,239**	76,172
61-90 days	**19,152**	16,871
Over 90 days	**17,876**	16,639
Total	**148,267**	109,682

11 Long term loans

	30th September 2002 US$'000	31st March 2002 US$'000
Loans		
Secured	**5,912**	6,415
Unsecured	**1,464**	816
	7,376	7,231
Current portion of long term loans	**(245)**	(215)
	7,131	7,016
Wholly repayable within five years		
Bank loans	**5,000**	5,000
Not wholly repayable within five years		
Other loans	**2,376**	2,231
	7,376	7,231
Current portion of long term loans	**(245)**	(215)
	7,131	7,016

Other loans not wholly repayable within five years are repayable by instalments starting from July 2000 to January 2011. Interest is charged on the outstanding balances at 1.5% to 3.7% per annum.

At 30th September 2002, the Group's long term bank loans and other borrowings were repayable as follows:

	Bank loans		Other loans	
	30th September 2002 US$'000	31st March 2002 US$'000	**30th September 2002 US$'000**	31st March 2002 US$'000
Within one year	**-**	-	**245**	215
In the second year	**5,000**	5,000	**308**	223
In the third to fifth year	**-**	-	**1,180**	1,033
After the fifth year	**-**	-	**643**	760
	5,000	5,000	**2,376**	2,231

12 Share capital

	30th September 2002 US$'000	31st March 2002 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

13 Acquisition

In July 2002, Gate S.p.A. acquired the remaining 49% of shares in Brushless Technology Motors S.r.l. ("BTM") for a cash consideration of US$1,277,000 in order to facilitate growth in brushless motors for various applications. The total fair value of the net identifiable assets of the businesses at the date of acquisition was US$9,070,000. The resulting negative goodwill of US$3,079,000 is to be amortised on a straight-line basis over 5 years.

The assets and liabilities arising from the acquisition are as follows:

	US$'000
Properties, plant and equipment	**9,208**
Inventories	**7,595**
Borrowings	**(12,188)**
Other assets less liabilities	**4,455**
Fair value of net assets	**9,070**
Less: Equity interest previously accounted for	**(4,714)**
Fair value of assets acquired	**4,356**
Negative goodwill as at date of acquisition	**(3,079)**
Consideration	**1,277**

14 Contingent liabilities

(a)

	30th September 2002 US$'000	31st March 2002 US$'000
Bills discounted	**2,301**	1,972
Guarantees for credit facilities granted to an associated company	**-**	4,844
	2,301	6,816

(b) The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$2,498,000 (31st March 2002: US$2,655,000).

(c) In August 2001, a claim for damages was made against a subsidiary of the Group and several other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving the Group's automotive parts manufacturing facility in Columbus, Mississippi, USA which was closed down in November 2001. The Group has resisted and will vigorously defend these claims as a result of advice from the Group's legal advisers as to its position with respect to these claims. During the half year under review, the Court remanded the action to the Circuit Court of Lowndes County, Mississippi. The Group and plaintiffs have served interrogatories and requests for production of documents on each other, but the parties responses to these discovery requests have not been served.

In September 2002, Lear Corporation filed a complaint seeking a declaratory judgment that the Company must indemnify and defend Lear Corporation in the action described above or, in the alternative, a declaration that Nevada Bond Investment Corp. II must indemnify and defend Lear Corporation in the action. The companies involved in this lawsuit continue to discuss issues relating to indemnification.

The Directors consider that the litigation continues to be in its formative stage and are therefore unable at such early stage to predict the final outcome of this litigation.

15 Commitments

CAPITAL COMMITMENTS	**30th September 2002 US$'000**	31st March 2002 US$'000
Capital commitments for property, plant and equipment		
Authorised but not contracted for	**4,802**	5,617
Contracted but not provided for	**12,562**	7,945
	17,364	13,562

PATRICK WANG SHUI CHUNG
Chairman and Chief Executive

Hong Kong, 10th December 2002

十五 承擔

資本性承擔	**二零零二年九月三十日 千美元**	二零零二年三月三十一日 千美元
有關物業、廠房及機器設備之資本性承擔		
已批准但未簽約	**4,802**	5,617
已簽約但未撥準備	**12,562**	7,945
	17,364	13,562

汪穗中
主席及行政總裁

香港，二零零二年十二月十日

十四 或然負債

（甲）

	二零零二年九月三十日千美元	二零零二年三月三十一日千美元
貼現票據	**2,301**	1,972
信貸之擔保給予聯營公司	**-**	4,844
	2,301	6,816

（乙） 本公司為一間附屬公司就營運租賃之將來租金支出作出擔保，金額為2,498,000美元（二零零二年三月三十一日：2,655,000美元）。

（丙） 於二零零一年八月，本集團其中一間附屬公司及多個第三方被告被申索就一宗環境污染訴訟中的人身傷害與財產損害作出賠償。本集團位於美國密西西比州哥倫布之汽車部件生產廠房被捲入該訴訟，該廠房已於二零零一年十一月關閉。本集團諮詢法律顧問對集團在上述申索中的情況的意見後，已拒絕賠償並會激烈地就該等申索提出抗辯。在本報表中涵蓋之半年度內，法院將該訴訟發回密西西比州朗茲縣巡迴法院重審。本集團與原告已互相質詢及要求對方提供文據，惟雙方仍未回應此等披露文據要求。

於二零零二年九月，Lear Corporation（「Lear」）要求法院作出宣言判決，宣判本公司必須在上述訴訟中保證賠償Lear並為Lear辯護，或者宣判Nevada Bond Investment Corp. II必須在上述訴訟中保證賠償Lear並為Lear辯護。被捲入此訴訟的公司仍在商討有關保證賠償問題。

各董事認為該訴訟剛剛開始，因此在現階段未能預測訴訟的最終結果。

十二 股本

	二零零二年九月三十日千美元	二零零二年三月三十一日千美元
法定股本：		
7,040,000,000股普通股每股面值港幣0.0125元	**11,355**	11,355
發行及實收股本：		
3,673,788,920股普通股每股面值港幣0.0125元	**5,925**	5,925

十三 收購

二零零二年七月，為促進各種用途無刷馬達之增長，Gate S.p.A.以1,277,000美元之代價收購Brushless Technology Motors S.r.l.（「BTM」）餘下百分之四十九股權。於收購日與該業務有關之淨資產公平值為9,070,000美元，收購所產生之負商譽為3,079,000美元將以直線法按五年攤銷。

收購項目產生之資產及負債詳列如下：

	千美元
物業、廠房及機器設備	**9,208**
存貨	**7,595**
借貸	**(12,188)**
其他資產減負債	**4,455**
淨資產之公平值	**9,070**
減：前度記錄之股權	**(4,714)**
收購資產之公平值	**4,356**
收購日之負商譽	**(3,079)**
收購代價	**1,277**

十一 長期借款

	二零零二年九月三十日 千美元	二零零二年三月三十一日 千美元
貸款		
有抵押	**5,912**	6,415
無抵押	**1,464**	816
	7,376	7,231
長期借款之流動部份	**(245)**	(215)
	7,131	7,016
五年內完全償還款項		
銀行貸款	**5,000**	5,000
五年內不完全償還款項		
其他貸款	**2,376**	2,231
	7,376	7,231
長期借款之流動部份	**(245)**	(215)
	7,131	7,016

五年內不全數清付之其他貸款，須從二零零零年七月至二零一一年一月分期償還。利息以年利率1.5厘至3.7厘計算。

截至二零零二年九月三十日，本集團長期銀行貸款及其他貸款之償還期限如下：

	銀行貸款		其他貸款	
	二零零二年九月三十日 千美元	二零零二年三月三十一日 千美元	二零零二年九月三十日 千美元	二零零二年三月三十一日 千美元
一年內	**-**	-	**245**	215
第二年內	**5,000**	5,000	**308**	223
第三年至五年內	**-**	-	**1,180**	1,033
五年以上	**-**	-	**643**	760
	5,000	5,000	**2,376**	2,231

九　應收貨款及其他應收賬款

本集團給予顧客平均三十至六十日之信貸期。

應收貨款及其他應收賬款包括應收貨款結餘202,696,000美元（二零零二年三月三十一日：156,951,000美元）。以下為應收貨款之賬齡分析：

	二零零二年九月三十日千美元	二零零二年三月三十一日千美元
0-60日	**165,969**	114,514
61-90日	**16,935**	31,249
90日以上	**19,792**	11,188
總計	**202,696**	156,951

十　應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款結餘148,267,000美元（二零零二年三月三十一日：109,682,000美元）。以下為應付貨款之賬齡分析：

	二零零二年九月三十日千美元	二零零二年三月三十一日千美元
0-60日	**111,239**	76,172
61-90日	**19,152**	16,871
90日以上	**17,876**	16,639
總計	**148,267**	109,682

六 稅項

香港利得稅是根據期內所估計應課稅溢利按稅率百分之十六（二零零一年：百分之十六）撥出準備。海外稅項乃按同期應課稅溢利依適用稅率撥出準備。

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
本年度稅項		
香港利得稅	**5,988**	4,791
海外稅項	**7,312**	7,147
	13,300	11,938
遞延稅項	**(378)**	(3,921)
	12,922	8,017
應佔共同控制實體之稅項	**85**	-
	13,007	8,017

七 股息

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
二零零一/零二年度已派末期息，每股0.94美仙（二零零零/零一年度：每股0.94美仙）	**34,383**	34,383
二零零二/零三年度中期息（於二零零二年十二月十日提議）每股0.51美仙（二零零一/零二年度：每股0.38美仙）	**18,840**	14,130
	53,223	48,513

八 每股盈利

每股基本盈利及全面攤薄每股盈利乃根據本集團之股東應佔溢利80,668,000美元（二零零一年：60,057,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零一年：3,673,788,920）股計算。

全面攤薄每股盈利乃根據普通股3,673,904,805股計算，即期內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數115,885股（二零零一年：無）普通股計算。

三　分銷及行政費用

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
分銷費用	**24,469**	16,039
行政費用	**44,381**	40,678
	68,850	56,717

四　營業溢利

營業溢利已計入及扣除下列各項：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
計入		
匯兌收益	**-**	307
負商譽之攤銷	**156**	-
扣除		
自置固定資產折舊	**17,871**	18,367
租用固定資產折舊	**-**	22
減：列入建造中機器之資本項目	**(715)**	(1,019)
	17,156	17,370
商譽之攤銷	**518**	147
開發成本及專利權之攤銷	**441**	-
出售固定資產虧損	**846**	210
其他投資及證券投資之淨變現及未變現虧損	**844**	497
匯兌虧損	**1,652**	-

五　融資成本

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
銀行借款及透支利息	**144**	186
其他不須於五年內全數償還之債務利息	**27**	9
其他附屬借款成本	**98**	50
	269	245

二 分部資料

集團主要從事微型馬達製造。

以下為主要業務按地區劃分之營業額及營業溢利之分析：

截至二零零二年九月三十日止六個月

	亞洲 **千美元**	**歐洲** **千美元**	**美洲** **千美元**	**總計** **千美元**
營業額	**294,963**	**114,847**	**72,959**	**482,769**
營業溢利	**75,336**	**16,438**	**1,874**	**93,648**
融資成本				**(269)**
所佔共同控制實體／聯營公司溢利減虧損	**481**	**(184)**	-	**297**
除稅前溢利				**93,676**
稅項				**(13,007)**
除稅後溢利				**80,669**
少數股東權益				**(1)**
股東應佔溢利				**80,668**

截至二零零一年九月三十日止六個月

	亞洲 千美元	歐洲 千美元	美洲 千美元	總計 千美元
營業額	215,166	93,734	62,623	371,523
營業溢利	49,535	17,111	5,047	71,693
融資成本				(245)
所佔共同控制實體／聯營公司溢利減虧損	(1,122)	(1,589)	(662)	(3,373)
除稅前溢利				68,075
稅項				(8,017)
除稅後溢利				60,058
少數股東權益				(1)
股東應佔溢利				60,057

賬項附註

一 主要會計政策

此未經審核綜合簡明中期業績（中期業績報告）乃遵照香港會計師公會發出之會計準則第25號[中期財務申報]（適用於簡明中期業績報告）及香港聯合交易所上市規則附錄十六之規定編製。

本集團除因採納以下由香港會計師公會頒佈於二零零二年一月一日或以後開始之會計期間生效之會計實務準則而改變若干會計政策外，於編製此簡明中期財務報表所採用之會計政策及計算方法與編製截至二零零二年三月三十一日止年度之財務報表所用之會計政策相同：

(甲) **第1號（經修訂）**：*財務報告之呈報*
(乙) **第11號（經修訂）**：*外幣換算*
(丙) **第15號（經修訂）**：*現金流量表*
(丁) **第25號（經修訂）**：*中期財務申報*
(戊) **第34號**：*員工利益*

因採用了會計準則第1號（經修訂）「財務報告之呈報」、第15號（經修訂）「現金流量表」及第25號（經修訂）「中期財務申報」，若干呈報方式有所改變。

期內本集團添加了有關於負商譽之會計政策如下：

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額。

於二零零一年一月一日後進行之收購，負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在收入報表確認，惟此等負商譽不代表收購日之可予識別負債。任何剩餘負商譽，以不超過購入非貨幣性資產之公平值為限，按該等資產餘下之加權平均可用年期在收益表內確認；而超出該等非貨幣性資產公平值之負商譽乃即時於損益表內確認。

簡明股東權益流動表

截至二零零二年九月三十日止六個月

	未經審核								
	股本 千美元	股份溢價 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 (商譽)/ 資本儲備 千美元	匯兌儲備 千美元	可分配 盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零二年四月一日	**5,925**	**77,855**	**9,184**	**38,917**	**(233,885)**	**(31,157)**	**15,499**	**673,830**	**556,168**
折算海外附屬公司、聯營公司及共同控制實體產生之匯兌差額	-	-	-	-	-	10,069	-	-	10,069
出售時變現之重估盈餘	-	-	(34)	-	-	-	-	-	(34)
本年度盈餘滾存	-	-	-	-	-	-	-	80,668	80,668
01/02年度末期股息派發	-	-	-	-	-	-	-	(34,383)	(34,383)
二零零二年九月三十日	**5,925**	**77,855**	**9,150**	**38,917**	**(233,885)**	**(21,088)**	**15,499**	**720,115**	**612,488**

	未經審核								
	股本 千美元	股份溢價 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 (商譽)/ 資本儲備 千美元	匯兌儲備 千美元	可分配 盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零一年四月一日	5,925	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	501,548
折算海外附屬公司、聯營公司及共同控制實體產生之匯兌差額	-	-	-	-	-	2,906	-	-	2,906
本年度盈餘滾存	-	-	-	-	-	-	-	60,057	60,057
00/01年度末期股息派發	-	-	-	-	-	-	-	(34,383)	(34,383)
二零零一年九月三十日	5,925	77,855	10,973	38,917	(233,885)	(22,341)	15,499	637,185	530,128

簡明綜合現金流量表

截至二零零二年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零二年 千美元	重新列報 二零零一年 千美元
經營所得之淨現金流入	**70,071**	65,003
投資之淨現金流出	**(27,871)**	(42,647)
融資之淨現金流出	**(34,502)**	(34,579)
現金及等同現金項目之增加／(減少)	**7,698**	(12,223)
年初之現金及等同現金項目	**121,458**	81,794
九月三十日之現金及等同現金項目	**129,156**	69,571
現金及等同現金項目結餘之分析：		
其他投資	**46,203**	9,168
銀行結餘及現金	**87,128**	62,744
銀行貸款及透支	**(4,175)**	(2,341)
	129,156	69,571

簡明綜合資產負債表

二零零二年九月三十日結算

	附註	未經審核 二零零二年 九月三十日 千美元	經審核 二零零二年 三月三十一日 千美元
資產			
非流動資產			
商譽		**21,957**	22,583
物業、廠房及機器設備		**249,383**	235,031
共同控制實體		**18,835**	18,439
聯營公司		**45**	3,709
投資證券		**7,861**	9,480
融資租賃投資		**10,403**	13,844
遞延税項資產		**43,128**	34,960
		351,612	338,046
流動資產			
存貨及在製品		**127,008**	88,481
應收貨款及其他應收賬款	九	**240,271**	194,307
其他投資		**48,401**	25,855
銀行結餘及現金		**87,128**	102,476
		502,808	411,119
流動負債			
應付貨款及其他應付賬款	十	**190,714**	157,854
長期借款之流動部份	十一	**245**	215
税項		**12,076**	2,258
銀行貸款及透支		**4,175**	4,338
		207,210	164,665
流動資產淨值		**295,598**	246,454
資產總額減流動負債		**647,210**	584,500
非流動負債			
長期借款	十一	**7,131**	7,016
其他預提費用		**16,529**	10,807
遞延税項負債		**11,059**	10,504
少數股東權益		**3**	5
		34,722	28,332
淨資產		**612,488**	556,168
資本及儲備			
股本	十二	**5,925**	5,925
儲備		**587,723**	515,860
擬派股息	七	**18,840**	34,383
股東權益		**612,488**	556,168

簡明綜合損益表

截至二零零二年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
	附註	**二零零二年 千美元**	二零零一年 千美元
營業額	二	**482,769**	371,523
銷售成本		**(325,208)**	(248,279)
毛利		**157,561**	123,244
其他收入		**4,937**	5,166
分銷及行政費用	三	**(68,850)**	(56,717)
營業溢利	四	**93,648**	71,693
融資成本	五	**(269)**	(245)
所佔共同控制實體／聯營公司溢利減虧損		**297**	(3,373)
除稅前溢利		**93,676**	68,075
稅項	六	**(13,007)**	(8,017)
除稅後溢利		**80,669**	60,058
少數股東權益		**(1)**	(1)
股東應佔溢利		**80,668**	60,057
股息	七	**53,223**	48,513
每股基本盈利（美仙）	八	**2.2**	1.6
全面攤薄每股盈利（美仙）	八	**2.2**	N/A

除本報告所披露外，於二零零二年九月三十日，根據股東權益登記冊及據董事所知，並無任何人士直接或間接持有或實益擁有佔本公司或（除本公司外）附屬公司百分之十或以上已發行股本之股份，亦無其他根據證券（披露權益）條例第十六（一）條所設存之登記冊而記錄之權益或權利。

購買、出售或贖回公司股份

本公司於期內並無贖回任何本身之股份。另本公司及各附屬公司亦無購買或出售任何本公司之股份。

審核委員會

審核委員會定期與集團之高層管理人員及外間之核數師舉行會議，以考慮及檢討本集團的財務報表、審核檢討的性質及範圍、內部管控與審核制度的效用。審核委員會之現任成員為Patrick Blackwell Paul（委員會主席），其於二零零二年八月三十一日獲委任為審核委員會主席（代替於同日辭職的David Wylie Gairns），及Ian Lorne Thompson Conn。

遵守最佳應用守則

在本財政期內，本公司遵守香港聯合交易所上市規則附錄十四所載之「最佳應用守則」，惟本公司之部份獨立非執行董事並無指定任期，但根據本公司之公司細則，此等董事須於本公司之股東週年大會上輪值告退及重選連任。

優先購買權

本公司並無任何百慕達法例所指有關發行新股之優先購買權。

主要股東

於二零零二年九月三十日，依證券（披露權益）條例第十六（一）條而設置之登記冊紀錄，每位人士於本公司之股本權益如下：

名稱	每股面值港幣0.0125元之股份
Bermuda Trust (Guernsey) Limited	358,972,480
Ansbacher (Bahamas) Limited	887,040,000
HSBC International Trustee Limited	952,357,800
HSBC Europe (Netherlands) BV	952,447,800
HSBC Europe BV	952,447,800
Griffin International Limited	952,447,800
Midcorp Limited	952,447,800
HSBC Bank plc	952,447,800
HSBC Holdings plc	970,704,799

此等由Bermuda Trust (Guernsey) Limited及Ansbacher (Bahamas) Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之945,198,400股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文董事權益所述之汪顧亦珍擁有權益之股份內。

HSBC International Trustee Limited擁有權益之股份乃HSBC Europe (Netherlands) BV擁有權益股份之一部份；而後者所擁有之股份亦為HSBC Europe BV擁有權益股份之全部；而HSBC Europe BV擁有之股份則為Griffin International Limited擁有權益股份之全部，而後者所擁有之股份為Midcorp Limited擁有權益股份之全部，而Midcorp Limited所擁有之股份亦為HSBC Bank plc擁有權益股份之全部，又為後者所擁有之股份為HSBC Holdings plc擁有權益股份之一部份，此等股份均為相同之股份。

認股權計劃

根據二零零二年七月二十九日由股東通過之新認股權計劃的條款和條件，董事會可酌情決定授出認股權予本集團的董事（包括非執行董事及獨立非執行董事）、僱員或顧問，以認購本公司股份。

於二零零二年九月三十日止，根據計劃授出的新認股權詳情如下：

承受人之類別	授出時間	行使期	每股認購價（港幣）	授出認股權數量
僱員	二零零二年九月*	二零零四年八月一日至二零一二年九月十六日	7.90	100,000
			8.02	750,000
		二零零五年八月一日至二零一二年九月十六日	7.90	100,000
			8.02	750,000
				1,700,000

* 於授出認股權前一天，即二零零二年九月十六日，本公司的股份市值為港幣8.10元。

由於現時股票市場的波動，所以本公司董事認為對根據新認股權計劃而授出的認股權作估值並不適合。

長期獎勵股份計劃

根據一九九九年七月二十六日由股東通過之長期獎勵股份計劃（「獎勵股份計劃」），董事會可酌情決定邀請本公司及附屬公司之全職僱員，包括董事，參加獎勵股份計劃，在指定的三年週期內，根據本公司在股東回報總額、現金增值及其他合適的業績量度標準等表現，來授出股份予該等合資格僱員。獎勵股份計劃的第一個三年週期由一九九九年四月一日開始，於二零零二年三月三十一日結束。此後，三年業績週期開始以逐年計算。在第一個業績週期結束後，根據獎勵股份計劃的條款，合資格的僱員獲發名義上的長期現金紅利，在市場上以每股港幣九元購買288,900股股份。三份之一的股份即時授予合資格的僱員，其餘三份之二則存放於一個託管戶口，當中百分之五十於二零零二年四月一日起十二個月後授出，另外百分之五十則於二十四個月後授出。

除上述之新認股權計劃及獎勵股份計劃，本公司及各附屬公司本年度並無訂立任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

董事權益

於二零零二年九月三十日，根據香港證券（披露權益）條例第二十八條之規定而通知本公司有關各董事在本公司及其相聯法團（根據該條例之定義）之股本權益（包括根據該條例第三十一條或附表第一部份視作擁有之權益）或根據該條例第二十九條須記入所述登記冊之權益如下：

	本公司每股面值港幣0.0125元之股份	
姓名	個人權益	其他權益
汪顧亦珍	-	2,191,210,880 *#
Peter John Wrangham	160,000	-
Peter Stuart Allenby Edwards	-	100,000 **
Ian Lorne Thompson Conn	10,000	-

* 此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。

\# 股東重疊之股權已列於下文主要股東項內。

** 此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。

除本報告披露外，於二零零二年九月三十日，根據證券（披露權益）條例第二十八條，本公司並無獲通知有任何董事持有本公司及其相聯法團（根據該條例之定義）之股本或債務證券權益（包括根據該條例第三十一條或附表第一部份視作擁有之權益）或根據該條例第二十九條須記入所述登記冊之權益。

本期度內或期末時，本公司及各附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

除本中期報告所披露外，有關外匯風險、現金及債務管理之現有資料與最近期刊發之二零零一／零二年度之年報所披露之資料並無重大變動。

於本半年度，核心微型馬達之銷售（不包括Johnson Electric Automotive, Inc.在內），百分之八十四以美元為貨幣單位；百分之十一以歐羅為貨幣單位；以日圓結算則佔百分之五。

資本架構

本集團擬維持適當之資本與負債比重，確保資本架構穩健。本集團目前現金流量充裕，毋須即時舉債籌資。正如上文所述，本集團於上半年度期末時並無債務淨額。

尚未償還貸款之詳情已於上文引述，並載於賬目附註十一內。按固定息率計算之借款僅約二百四十萬美元。

本集團的借貸主要以美元及港元為貨幣單位。除Gate S.p.A.所獲貸款約相當於二百四十萬美元須承擔外匯風險外，本集團借貸並無承受重大外匯波動風險。

重大投資、收購及出售

除本中期報告所披露外，本集團於回顧期內並無任何重大投資，而集團架構亦無重大變動。

股息政策

本集團認為股息派發應長期反映每股盈利之增長。

持續經營

根據現有財務預測及可用融資，本集團具備足夠財務資源於可見將來繼續經營業務。因此，於編製財務報表時，本集團繼續採納持續經營基準。

現金流量

本集團之主要流動資金來源仍為經營業務之現金流量淨額。經營業務之現金淨額增加百分之八至七千萬美元，主要原因是期內營運資金減少。

營運資本狀況維持穩健。根據每年銷售總額之變動計算，應收貨款還款期由七十日減少至六十八日，部分歸因於一項持續進行的改善計劃。銷售量對存貨量之比例由七點五輕微改善至七點六，新企業資源策劃系統最近推行供應鍊管理模組，預期未來將可錄得大幅改善。流動比率維持於二點四倍之穩健水平。

由於收購及合營公司投資減少，投資業務所用之現金淨額減少至二千八百萬美元，相對去年同期則為四千三百萬美元。融資活動所用現金淨額（主要為已派股息）維持於與上個半年度期間三千四百萬美元相若之水平。現金及現金等價物總額增加百分之八十六至一億二千九百萬美元，相對二零零一年九月三十日則為七千萬美元。

流動資金及財務資源

本集團的流動資金及財務資源持續穩健，二零零二年九月三十日之現金及其他投資總額較上個半年度期間結算日七千三百萬美元增加百分之八十六至一億三千六百萬美元，並無淨債務。債務總額仍維持於約一千二百萬美元的低水平。債務總額與資本比率維持於百分之二水平。

本集團的主要融資承擔源自一家美國市場推廣附屬公司就短期商業融資取得五百萬美元的三年循環貸款；及Gate S.p.A.早前獲得約相當於二百四十萬美元的長期貸款，該等長期貸款享有一點五厘至三點七厘固定優惠利率，以用於研究創新科技等特定用途。作為日常流動資金及為維持資金調動的靈活性，本集團亦自往來銀行取得大筆毋須作出承擔之短期借貸融資，目前毋須大額舉債。

目前，資本開支的資金需求預期能以內部現金流量支付。

財務管理及庫務政策

本集團的財務風險管理由設於香港總部的庫務部負責，該部門須依據最高管理層所批准的政策行事。

組織能力發展為本集團人才培育計劃之首要項目。德昌電機領導才能發展計劃JENESIS為潛質優厚的專才而設，確立本集團學習及發展計劃的基石。JENESIS其中一項發展計劃於九月底展開，參加者來自十二個國家，足見本集團匯聚各方人才。

本集團繼續於世界各地進行招聘工作，招攬優秀人才，鞏固本集團的發展根基。為改善行為模式，本集團已於主要人力資源項目納入德昌電機各項領導才能評核標準，重訂有關流程，包括招聘及選才、學習及發展、表現管理、人才評核及管理職務接任。

德昌大學於一九九八年成立，現有六家學院，提供各式各樣職業及技術培訓課程。將於二零零三年檢討課程，務求達到密切配合業務發展之目標。

本集團繼續致力改善環境、健康及安全，積極於其經營業務的所有國家盡其集團公民的責任。

財務回顧

業績

股東應佔溢利及每股盈利增加百分之三十四分別至八千一百萬美元及二點二美仙。

營業溢利增加百分之三十一至九千四百萬美元。邊際毛利與EBIT（未計利息及除税前溢利）率均有顯著升幅，儘管首次計入向Textron Automotive Company及ArvinMeritor Corporation收購的業務六個月全期業績，而該等業務的邊際利潤較低，EBIT率較二零零一年同期稍為改善至百分之十九點四，相對截至二零零二年三月三十一日止六個月期間所報EBIT率百分之十五點二增幅更為強勁。

除税前溢利增加百分之三十八至九千四百萬美元，反映出合營公司表現得到改善。德昌電機應佔其共同控制實體／聯營公司之溢利為三十萬美元，相對去年同期則錄得應佔虧損超過三百萬美元。

資本開支淨額之水平與去年上半年度二千萬美元相若。該等開支不包括就Gate S.p.A.收購Brushless Technology Motors合營公司購入之資產一千四百萬美元，及向僱員購回員工居所計劃項下住屋單位之款項五百萬美元。折舊開支為一千七百萬美元，與去年相若。

利得税增加百分之六十二至一千三百萬美元，相對去年則為八百萬美元，主要歸因於遞延税項之撥回減少。

家用電器業務之銷售額增加百分之十六至六千五百萬美元，而銷售量則錄得百分之九之增長，反映出平均售價一般較高的大型馬達應用產品增長較高。舉例說，用於地板護理產品之馬達及摻和器之馬達的銷售額於回顧期內分別增加百分之二十一及百分之六十三。

商業器材及個人護理產品之銷售額合共增加百分之二十四至五千三百萬美元，而銷售量則錄得百分之三十六之增長。就商業器材而言，銷售額增加百分之三十八，主要由於本公司之打印機產品所佔市場佔有率進一步增加及推出新產品而上升百分之六十五。就個人護理產品而言，期內銷售額微增百分之九，按摩器應用產品之表現則稍為突出。

影音設備之銷售額增加百分之七十三至一千五百萬美元，而銷售量則錄得百分之一百一十七之增長。於二零零零年七月與日本的日本電產合作成立之合營企業管理層一直致力改善與加強市場覆蓋面及在相對規模較小的客戶基礎上擴大銷售額。

前景

德昌電機享有獨特的優勢，能夠在穩固的業務基礎上不斷發展。儘管全球經濟前景仍然不明朗，但本集團過去六個月之業務表現令我們大受鼓舞。

如上文所述，本集團大部分的銷售額增長主要由增加外判承包業務及把新產品成功打入市場所帶動。該範疇的需求持續上升有助為本集團增加市場佔有率、改善經營狀況及提高盈利能力。此外，本集團預期可從新近推出的減省成本措施中額外獲益，這些措施包括將個別的馬達生產業務及新購業務，遷移至本集團位於華南的主要生產基地。

本集團比以往更有信心，能憑藉優越的成本架構、於中國生產的優勢及完善的供應鏈，奠下長期為客戶及股東提升價值的基礎。

在無不可預見的情況下，本集團可望於二零零二／零三財政年度錄得銷售額新高及更佳的盈利能力。

致力投資栽培人才

於二零零二年九月三十日，連合約生產工人在內，本集團聘用約三萬名全職僱員。本集團提供具競爭力的薪酬待遇及各種適合當地勞動市場的福利計劃。

獎勵計劃乃按股東回報總額及現金增值，另參考多項援證財務及主要經營表現指數，衡量指定經理及高級行政人員的表現，發放年度及長期獎勵。

部門營運表現

汽車配件部門

汽車配件部門之整體銷售額增加百分之三十一至二億八千九百萬美元，佔德昌電機集團總收入約百分之六十。

Automotive Motors Hong Kong業務單位乃建基於香港的汽車馬達業務之核心，其銷售額增加百分之五十六至一億二千一百萬美元。不計入向Textron及ArvinMeritor所收購業務，銷售額增加超過百分之二十七至八千二百萬美元，而以銷售量計則增加百分之二十六，彰顯出引進新產品及外判承包業務帶動了市場佔有率。在個別汽車應用產品中，門鎖及加油泵之成績最為卓越，銷售額分別增加百分之四十七及百分之三十九。

新購業務所得銷售額合共為三千九百萬美元，差不多為二零零一年度之三倍，主要原因為本財政年度上半年首次計入全期六個月之銷售所致。新購業務由Automotive Motors Hong Kong業務單位負責銷售，而將主要生產設施遷往中國之工作已於二零零二年九月完成。

Johnson Electric Air Flow（「JEAF」）及Johnson Electric Geared Automotive（「JEGA」）（兩者組成歐洲Gate S.p.A.）之銷售成績理想，與二零零一年同期比較，增加百分之二十五至一億一千三百萬美元，而銷售量則錄得百分之二十二之增長。二零零二年七月，Gate S.p.A.以一百三十萬美元之代價收購Brushless Technology Motors S.r.l.（「BTM」）餘下百分之四十九股權，藉以促進各種用途無刷馬達之增長。不計入BTM對上半年業績所作綜合銷售貢獻，JEAF及JEGA之銷售總額增幅達百分之十七，部分歸因於回顧期內歐羅強勁所帶來的利好影響。

在北美洲，Johnson Electric Automotive Motors之銷售總額增加百分之四至五千五百萬美元，而銷售量則錄得百分之十三之增長，反映出該部門改善盈利能力之策略成功，其將產品組合重點從若干利潤較低的大型馬達轉為防鎖死刹車系統（「ABS」）馬達產品，而是項產品之生產設施已遷往中國。產品生產地遷往中國後，成本有所減省，ABS馬達在回顧期內之銷售因而錄得約百分之三十七增幅。

商業馬達部門

由應用產品業務組成的德昌電機商業馬達部門所錄得的銷售總額比二零零一年同期增加百分之二十八至一億九千四百萬美元。

電動工具業務之銷售額增加百分之四十至六千萬美元，而銷售量則錄得百分之三十七之增長，增長主要受到主要客戶增加向外採購、市場佔有率上升，以及引進新產品所帶動。電鑽、電鋸、園藝工具及電螺絲批等主要應用產品的銷售額分別增加百分之二十四、百分之二十六、百分之一百四十二及百分之四十八。

中期股息

董事會於二零零二年十二月十日公佈將於二零零三年一月三日派發中期股息每股港幣四仙（相等於零點五一美仙）（二零零一年：每股港幣三仙或零點三八美仙）予二零零二年十二月三十日登記在股東名冊內所有股份持有人。

暫停過戶登記

本公司於二零零二年十二月三十日至二零零三年一月二日（首尾兩天包括在內），暫停辦理股東過戶登記手續。

為合資格收取開派之中期股息，凡未過戶之股票必須連同股票轉讓書，於二零零二年十二月二十七日下午四時正前，送達本公司股票過戶登記處，香港皇后大道東一百八十三號合和中心十七樓香港中央證券登記有限公司（請勿送往百慕達之股票過戶登記處），辦妥過戶登記手續。

業務回顧

概覽

去年大部分時間，全球銷售市道陷於低迷，與之相比，本財政年度上半年之貿易狀況得到重大改善。截至二零零二年九月三十日止六個月，德昌電機錄得紀錄性的半年銷售額四億八千三百萬美元，較二零零一年同期增加百分之三十。

回顧期間數據包括分別於二零零一年七月及二零零一年八月向Textron Automotive Company（「Textron」）及ArvinMeritor Corporation（「ArvinMeritor」）收購之業務的六個月全期貢獻。倘不計入源自該等新購業務之貢獻，與二零零一年同期比較，上半年銷售總額增加百分之二十四。

德昌電機產品整體需求層面非常廣泛，其主要產品及各地區市場所得銷售亦錄得強勁增長，部分反映出去年經營狀況不景氣已逐漸有復甦跡象，客戶訂單於本年度開始逐漸上揚。然而，銷售增長最主要原因實為客戶對德昌電機產品的需求持續上升，而需求上升乃受到開發新馬達應用產品及引進新產品，以及國際品牌製造商為求減省成本及提升競爭力而持續向外採購生產配件所帶動。

在地區覆蓋範圍而言，世界各地對本集團產品之需求非常平均。此外，儘管市場環境滿佈挑戰，且全球宏觀經濟環境存在許多不明朗因素，各個地區之銷售額亦有非常理想的增長。歐洲的整體銷售額達一億七千一百二十萬美元（佔銷售總額百分之三十五），計入新購業務增加百分之二十二，不計入新購業務增加百分之二十三。北美洲的銷售額達一億五千零六十萬美元（佔銷售總額百分之三十一），計入新購業務增加百分之三十，不計入新購業務增加百分之八。香港／中國地區（佔銷售總額百分之二十五）及亞太區（佔銷售總額百分之九）的銷售額亦分別增加百分之四十二及百分之三十七。

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

二零零二年中期業績報告

本公司董事會宣佈：截至二零零二年九月三十日止六個月內，未經審核之綜合股東應佔溢利為80,668,000美元，較二零零一年同期上升百分之三十四。

財務報告

截至二零零二年九月三十日止之六個月，未經審核之綜合損益表以及二零零一年同期之比較數字詳列如下：

簡明綜合損益表

	未經審核 截至九月三十日止六個月 **二零零二年** **千美元**	 二零零一年 千美元
營業額	**482,769**	371,523
營業溢利	**93,648**	71,693
融資成本	**(269)**	(245)
所佔共同控制實體／聯營公司溢利減虧損	**297**	(3,373)
除稅前溢利	**93,676**	68,075
稅項	**(13,007)**	(8,017)
除稅後溢利	**80,669**	60,058
少數股東權益	**(1)**	(1)
股東應佔溢利	**80,668**	60,057
中期股息	**18,840**	14,130
每股基本盈利（美仙）	**2.2**	1.6
全面攤薄每股盈利（美仙）	**2.2**	N/A
每股股息（美仙）	**0.51**	0.38

附註：

一. 每股基本盈利及全面攤薄每股盈利乃根據本集團之股東應佔溢利80,668,000美元（二零零一年：60,057,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零一年：3,673,788,920）股計算。

全面攤薄每股盈利乃根據普通股3,673,904,805股計算，即期內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數115,885股（二零零一年：無）普通股計算。

二. 本集團截至二零零二年九月三十日止六個月未經審核之業績包括簡明綜合損益表、簡明綜合現金流量表、簡明股東權益流動表及於二零零二年九月三十日結算之簡明綜合資產負債表連同有關附註，載於本報告第十二頁至二十四頁。

自1959年來馬達之卓越成就

目錄

JOHNSON ELECTRIC

德昌電機控股有限公司

2002中期業績報告

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

PROPOSALS FOR TERMINATION OF THE EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME, AND GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Peacock Room, 1/F., Mandarin Oriental, 5 Connaught Road Central, Hong Kong on 29th July 2002 at 12:30 p.m. is set out on pages 41 to 43 of the Annual Report of the Company. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

2nd July 2002

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

Wang Koo Yik Chun
Honorary Chairman

Patrick Wang Shui Chung JP
Chairman and Chief Executive

Winnie Wang Wing Yee
Vice-Chairman

Richard Wang Li-Chung
Executive Director

Peter Wang Kin Chung
Non-executive Director

Li Fook-Wo CBE, LLD, DSSc, FCIB, FHKIB, JP*

Peter John Wrangham*

Peter Stuart Allenby Edwards*

David Wylie Gairns JP*

Ian Lorne Thompson Conn*

Head Office

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, N.T.
Hong Kong

Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

**Independent Non-executive Director*

To Shareholders

Dear Sir or Madam,

PROPOSAL FOR TERMINATION OF THE EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME, AND GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

INTRODUCTION

On 12th December 1998, Johnson Electric Holdings Limited (the "Company") adopted the existing share option scheme, which expires on 11th December 2008 (the "Existing Share Option Scheme") relating to the grant of options to directors and employees who has been in the full-time employment of the Company and its subsidiaries (the "Group") to subscribe for shares of the Company. As The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has amended Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") relating to share option scheme, it is proposed to adopt a new share option scheme (the "New Share Option Scheme") to replace the Existing Share Option Scheme.

It is proposed to grant to the directors of the Company (the "Directors") general mandates to issue and to repurchase shares of the Company.

The purpose of this circular is to provide you with information regarding the abovementioned proposals to terminate the existing Share Option Scheme, to adopt new Share Option Scheme, and to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting of the Company proposed to be convened on Monday 29th July 2002. Set out on page 41 to 43 of the Annual Report of the Company is a notice of the Annual General Meeting at which Shareholders will be requested to consider and if they think fit adopt resolutions relating to these proposals and certain other resolutions as part of the ordinary business of the Annual General Meeting.

EXISTING SHARE OPTION SCHEME

Under the Existing Share Option Scheme, no options have been granted and there is no options that are outstanding and exercisable. No options will be granted under the Existing Share Option Scheme after its termination in the forthcoming Annual General Meeting.

NEW SHARE OPTION SCHEME

Principal terms of the New Share Option Scheme

A summary of the rules of the New Share Option Scheme is set out in the appendix I to this circular. A copy of the rules of the New Share Option Scheme is available for inspection at the Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong during normal business hours from the date of this circular up to and including the date of Annual General Meeting and at the Annual General Meeting.

The Company will publish an announcement in the newspaper on the outcome of the Annual General Meeting for the adoption of the New Share Option Scheme on the business day following the date of the Annual General Meeting.

Reasons for the New Share Option Scheme

Under the New Share Option Scheme, the Directors may grant options to any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group. The New Share Option Scheme will enable the Group to offer valuable incentive to attract and retain quality personnel and other persons to work to increase the value of the shares of the Company. To this end, the Directors may specify the minimum period, if any, for which an option must be held or the performance targets, if any, that must be achieved before the option can be exercised.

Conditions of the New Share Option Scheme

The New Share Option Scheme is conditional on:

(a) the approval of the shareholders of the Company at annual general meeting to be held; and

(b) the Listing Committee of the Stock Exchange approving listing of and permission to deal in the new shares of the Company which may be issued and allotted pursuant to the New Share Option Scheme.

Value of the options

The Directors consider it inappropriate to value all the options that can be granted under the New Share Option Scheme as at 17th June 2002 (the "Latest Practicable Date"), being the latest practicable date prior to the printing of this circular, on the ground that a number of factors crucial for the valuation cannot be determined. Such factors include the exercise period and the conditions, such as performance targets, if any, that an option is subject to. Accordingly any valuation of the options based on the large number of speculative assumptions would not be meaningful but would be misleading to the shareholders.

Listing and dealings

Application will be made in respect of 2% of the share capital of the Company in issue at the date of approval of the New Share Option Scheme by shareholders to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the new shares of the Company which may be issued and allotted pursuant to the New Share Option Scheme.

The shares of the Company are only listed on the Stock Exchange and not on any other stock exchange.

SHARE BUYBACK GENERAL MANDATE

On 26th July 2001 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10% of the share capital of the Company in

issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Listing Rules on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to regulate the repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange (the "Share Buyback Rules"), the Company is required to send Shareholders an explanatory statement containing information reasonable necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in the Appendix II to this circular.

SHARE ISSUE GENERAL MANDATE

Ordinary resolutions will also be proposed at the Annual General Meeting to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20% of the issued shares of the Company at the date of passing of such resolution and to approve the addition of repurchased shares (up to a maximum of 10% of the issued shares of the Company at the date of passing of such resolution) to the 20% general mandate.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleding.

RECOMMENDATIONS

The Directors believe that the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme, the granting of the General Mandates and Repurchase Mandate are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,

On behalf of the Board

Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 11th June 2002

(a) Purpose of the New Share Option Scheme

The purpose of the New Share Option Scheme is to provide incentive or rewards to Participants for their contribution to the Group and to enable the Group to attract and retain employees of appropriate qualifications and with necessary experience to contribute to the business and operation work for the Group.

(b) Who may join

The Directors may at their discretion grant option to (i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or (ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or (iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate to subscribe for Shares.

(c) Maximum number of shares

The maximum number of Shares which may be issued upon exercise of all options to be granted under New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue at the date of adoption of the New Share Option Scheme (the "General Mandate Limit") in order to be the same as the Existing Share Option Scheme that the maximum number of Shares which may be issued upon exercise of all options to be granted under the Existing Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 2% of the share capital of the Company in issue, provided that:

(i) the Company may seek approval by shareholders in general meeting and the issue of a circular to refresh the General Mandate Limit up to 2 per cent. of the issued share capital of the Company at the date of the shareholders' approval to refresh the limit; and

(ii) the Company may seek separate shareholders' approval in general meeting to grant options beyond the General Mandate Limit provided that the options in excess of the General Mandate Limit are granted only to participants specifically identified by the Company before such approval is sought,

subject to the limitation that the maximum number of Share which may be issued or issuable upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 30 per cent. of the issued share capital of the Company from time to time.

The maximum number of Shares (issued and to be issued) in respect of which options may be granted under the New Share Option Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Grant of options to connected persons

Any grant of Options to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the option).

Where Options are proposed to be granted to a substantial shareholder or an independent non-executive Director or any of their respective associates, and the proposed grant of options would result in the Shares issued and to be issued upon exercise of all options already granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of the grant of such options to represent in aggregate over 0.1 per cent. of the total issued Shares for the time being and have an aggregate value (based on the closing price of a Share at each date of the grant of these options) exceeding HK$5,000,000, the proposed grant shall be subject to the approval of shareholders of the Company in general meeting in accordance with the requirements of the Listing Rules. The Company must send a circular to the Shareholders. All connected persons must abstain from voting, except that any connected person may vote against the resolution provided that his intention to do so has been stated in the circular. Any vote taken must be taken on a poll.

(e) Time of acceptance and exercise of an Option

There is no specific requirement under the New Share Option Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the New Share Option Scheme provides that the Board has the discretion to impose a minimum period at the time of grant of any particular option. Acceptance of an offer of the grant of an Option shall be made within 5 business days from the date of offer. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted. No Option may be granted upon the expiry of the 10th anniversary of the approval date of the New Share Option Scheme. Subject to earlier termination by the Company in general meetings or by the Board in accordance with the terms of New Share Option Scheme, the New Share Option Scheme shall be valid and effective for a period of 10 years after the date of the passing of the resolutions to adopt the New Share Option Scheme by the Shareholders.

(f) Performance targets

The Directors may at their absolute discretion specify the performance targets, if any, that must be achieved before the option can be exercised.

(g) Subscription price for Shares

The subscription price for Shares under the New Share Option Scheme shall be a price determined by the Directors, but shall not be less than the higher of (i) the closing price of Shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and (ii) the average closing price of Shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(h) Ranking of shares

Shares allotted on the exercise of options will rank pari passu with the other Shares in issue at the date of exercise of the relevant option except in respect of any dividend or other distribution previously resolved or announced to be paid or made if the record date therefor is before the relevant exercise date.

(i) Period of the scheme

The New Share Option Scheme will remain in force for a period of 10 years from the date of adoption of such scheme.

(j) Restrictions on the time of grant of Options

No offer for grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors (as such date is first notified to the Stock Exchange in accordance with the terms of Company's listing agreement) for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the Stock Exchange, and ending on the date of the announcement of the results, no Option may be granted.

(k) Rights are personal to Grantee

An Option is personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or in any manner dispose of or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing by a grantee of the Option shall entitle the Company to cancel any outstanding Option or part thereof granted to such grantee.

(l) Rights on ceasing employment

If a holder of an option ceases employment due to ill-health, injury or disability, the holder may exercise the option within a period of six months thereafter or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(m) Rights on death

If a holder of an option dies, the personal representatives of the holder may exercise the option within a period of six months thereafter or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(n) Rights on retirement

If a holder of an option retires in accordance with the terms of his employment, the holder may exercise the option within a period of 1 to a maximum of 7 years at the discretion of the Directors with the maximum 7 years is only for very selective staff, thereafter or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(o) Rights on resignation

If a holder of an option resigns voluntarily, the holder may exercise the option within a period of three months thereafter or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(p) Rights on dismissal

If the holder of an option is dismissed from the employment of the Group, the option of such holder will thereupon lapse.

(q) Rights on a general offer

If a general offer (whether by way of takeover offer or scheme or arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional, the grantee (or his legal personal representatives) shall be entitled by notice in writing to the Company to exercise the Option in full (to the extent not already exercised) or to the extent specified in such notice at any time within fourteen (14) days after the date on which the offer becomes or is declared unconditional.

(r) Rights on winding up

In the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit approving, a resolution to voluntarily wind-up the Company, the Company shall give notice thereof to the Grantee (or his legal personal representatives) who shall whereupon be entitled not later than two (2) business days prior to the proposed shareholders' meeting by notice in writing to the Company to exercise the Option either to its full extent or to the extent specified in such notice of the Grantor (or his legal personal representatives) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting, allot such number of Shares to the Grantee which shall fall to be issued pursuant to the exercise of the Option.

(s) Rights on compromise or arrangement

If an application is made to the court (otherwise than where the Company is being voluntarily wound up) in connection with a proposed compromise or arrangement between the Company and its creditors (or any class of them) or between the Company and its members (or any class of them), the grantee may by notice in writing to the Company within 21 days after the date of such application, exercise the Option in full (to the extent not already exercised) or to the extent specified in such notice.

(t) Lapse of option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the option period;

(ii) the expiry of any of periods referred to (m), (n), (o), (q) or (r) above;

(iii) subject to (r) above, the date of the commencement of the winding-up of the Company;

(iv) the date on which the grantee ceases to be an employee by reason of (p) above;

(v) subject to the proposed compromise or arrangement becoming effective, the expiry of the period referred to in (s) above; or

(vi) the date on which the grantee commits a breach of (k) above.

(u) Effect of alterations to capital

In the event of any reduction, sub-division or consolidation of the share capital of the Company or capitalisation issue or rights issue, the number or nominal amount of Share comprised in each option and/or the option price may be adjusted in such manner as the Directors (having received a statement in writing from the auditors of the Company that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided always that an option holder shall have the same proportion of the equity capital of the Company as that to which he was entitled before such adjustments and no increase shall be made in the aggregate subscription price relating to any option. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment.

(v) Alterations of the terms of the New Share Option Scheme

The New Share Option Scheme may be altered by the Board except that any material alteration to its terms and conditions or any change to the terms of Options granted (except where such alterations take effect automatically under the existing terms of the New Share Option Scheme) shall first be approved by the shareholders of the Company in general meeting and the provisions of the New Share Option Scheme which related to the matters set out in Rules 17.03 of the Listing Rules cannot be altered to the advantage of the Grantees except with the prior sanction of a resolution of the Company in general meeting.

(w) Cancellation of unexercised option

The Company may cancel an option granted under the New Share Option Scheme but not exercised with the approval of the holder of such option. If the Company cancels options and issues new ones to the same option holder, the issue of such new options may only be made under the New Share Option Scheme with available unissued options (excluding the cancelled options) within the limit approved by shareholders as mentioned in the paragraph headed "Maximum number of shares" above.

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Ordinary Shares of HK$0.0125 each.

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, would accordingly result in up to 367,378,892 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the Annual General Meeting in 2003, the date by which the next Annual General Meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Buyback Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Buyback Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position of the Group in comparison to the position shown, as at 31st March 2002, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:-

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2001	14.50	10.70	December 2001	9.25	7.95
July 2001	11.75	10.50	January 2002	9.55	8.25
August 2001	11.70	9.20	February 2002	9.00	8.25
September 2001	9.15	6.45	March 2002	11.25	9.25
October 2001	8.15	6.30	April 2002	12.35	10.30
November 2001	9.00	6.75	May 2002	12.05	10.70

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.6% of the issued share capital of the Company. As at that date, 40.4% of the issued share capital of the Company was in the hands of the public.

Apart from Shareholders included within the trustees of various trusts associated with the Wang family, The Capital Group Companies, Inc. is another single Substantial Shareholder of the Company, holding 10.0% of the issued share capital of the Company.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 66.2%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Hong Kong Code on Takeovers and Mergers and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons (as defined in the Stock Exchange's Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Buyback Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

股價

股份於過去十二個月於香港聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零一年六月	14.50	10.70	二零零一年十二月	9.25	7.95
二零零一年七月	11.75	10.50	二零零二年一月	9.55	8.25
二零零一年八月	11.70	9.20	二零零二年二月	9.00	8.25
二零零一年九月	9.15	6.45	二零零二年三月	11.25	9.25
二零零一年十月	8.15	6.30	二零零二年四月	12.35	10.30
二零零一年十一月	9.00	6.75	二零零二年五月	12.05	10.70

披露權益

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，倘購回權力獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向香港聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回權力。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十九點六權益。於該日，本公司已發行股本之百分之四十點四由公眾人士持有。

除包括在汪氏家族聯繫之若干信託管理人權益內之股東外，The Capital Group Companies, Inc.乃本公司另一個別股東持有本公司已發行股本百分之十。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即現有已發行股本之百分之十（惟本公司目前並無此計劃），若干汪氏家族信託權益所佔之持股量將增至百分之六十六點二。就董事會所知，根據香港公司收購及合併守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何其他關連人士（按香港聯交所上市規則之定義）知會本公司，倘購回權力獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份（無論是否於香港聯交所進行）。

以下為根據上市規則須送交股東之說明文件並構成公司條例第49BA條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本由每股面值港幣0.0125元之普通股3,673,788,920股組成。

倘購回權力予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零三年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股。

進行購回股份之原因

董事會相信，購回股份建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回權力，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則。本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份之一般性授權獲股東批准，董事會並無計劃立即行使其就購回股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於其現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金狀況（與本集團之經審核綜合賬目所顯示於二零零二年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司最為有利。

(t) 認股權失效

認股權將會在下列事件（以最早發生者為準）發生時自動失效（以尚未行使者為限）：

(i) 認股權期限屆滿當日；

(ii) 上文第(m)、(n)、(o)、(q)或(r)段所述之任何期限屆滿時；

(iii) 上文第(r)段所述本公司清盤開始當日；

(iv) 獲授人因上文第(p)段所述之理由不再為僱員當日；

(v) 在建議妥協或安排生效後，上文第(s)段所述之期限屆滿當日；或

(vi) 獲授人違反上文第(k)段當日。

(u) 股本變動之影響

倘本公司減少、拆細或合併股本，或本公司進行資本化發行或供股，則每份認股權所含之股份數目或面額及／或認股權價格可作出董事會（已從本公司之核數師收到彼等認為建議之調整乃屬公平及合理之書面聲明）可能認為適當之調整，惟認股權承授人所佔本公司股本權益須與該等調整前所享有之比例相同，且不得就任何認股權增加認購總價。惟在交易中以發行股份作為代價則可不被視為需要調整之情況。

(v) 新計劃之變動

新計劃可由董事會作出更改，惟有關其條款及條件之任何重大更改或所授認股權條款之任何變動（除非該等變動根據新認股權計劃現有條款自動生效）須先獲得本公司股東於股東大會上批准，且除非之前於股東大會上通過本公司決議案，否則不可更改有關上市規則第17.03條所載事項之新認股權條文以使承授人獲得利益。

(w) 註銷尚未行使的認股權

本公司可在認股權承授人的同意下註銷認股權。倘本公司註銷認股權，並向同一認股權承授人授出新認股權，則該等新認股權必須根據上文「股份數目上限」一段所述經股東批准之限額中尚有未授出認股權（不包括已註銷）之新計劃而授出。

(o) 辭職後之權利

倘認股權之承授人自動辭職，承授人可於其後三個月期間內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

(p) 解聘後之權利

倘認股權承授人被本集團終止僱用，該承授人之認股權將作廢。

(q) 收購時之權利

倘向全部股份持有人（或收購人及／或由收購人控制之任何人士及／或與收購人一致行動之任何人士以外之全部該等持有人）提出全面收購建議（不論是收購建議、股份回購建議或協議計劃或其他類似計劃），如該建議按照適用之法例及監管而該收購成為或宣佈成為無條件，則承授人（或其合法個人代表）有權於該全面收購建議成為或宣佈成為無條件當日起計十四天內隨時全面（以尚未行使者為限）行使其認股權。

(r) 清盤時之權利

若本公司以考慮及酌情通過決議案以使本公司自動清盤為目的而向其股東發出通知以召開股東大會，則本公司須將該通知給予承授人（或其法定個人代表），而彼自此有權於不遲於建議之股東大會前兩個工作日以書面通知本公司全面（或按承授人（或其法定個人代表）書面通知上所述數額）行使認股權，而本公司須儘快及在任何情況下不遲於建議之股東大會日期前一日發配按行使認股權而須予發行的股票予承授人。

(s) 妥協或安排時之權利

倘就本公司與其債權人（或其任何類別）或本公司與其成員公司（或其任何類別）間之建議中妥協或安排而向法院提出申請（在本公司自動清盤情況下除外），則承授人可於有關申請提出日期後二十一日內向本公司發出書面通知而全面（以未行使為限）或按該通知所述數額行使認股權。

(h) 股份之地位

因認股權獲行使而配發之股份將與於有關認股權獲行使日期已發行之其他股份享有同等權益，但不能享有倘記錄日期早於有關認購日之任何先前宣派或議決派付或作出之股息或其他分派。

(i) 新計劃之期限

新計劃將自採納日期起計十年內有效。

(j) 對授出認股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予認股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日（或按照本公司訂立之上市協議條款先行通知聯交所之日）；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限（兩者中以較早日期為準）之前一個月起直至公佈業績之日止期間內，均不得授出認股權。

(k) 權利屬承授人個人所有

認股權屬承授人個人所有，且不可讓與，而承授人亦不得以任何方式將任何認股權向任何第三者出售、轉讓、抵押、按揭、附帶產權負擔，任何認股權以任何形式出售或設立任何權益。倘認股權承授人違反任何前述者，將令本公司有權註銷授予該等承授人之任何未行使認股權或其中任何部份。

(l) 終止受聘後之權利

倘認股權之承授人因健康欠佳、受傷或殘疾而終止受聘，承授人可於其後六個月期間內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

(m) 身故後之權利

倘認股權之承授人身故，則承授人之遺產代理人可於其後六個月內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

(n) 退休後之權利

倘認股權之承授人根據其僱傭條件退休，則承授人可於其後一年至最長七年（年期由董事酌情決定，最長之七年期只給予極小心挑選之僱員）內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

此乃要件　請即處理

閣下如對本文件各方面或應辦之手續有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部售出，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

JOHNSON ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

建議終止現有認股權計劃、採納新認股權計劃，及授予發行和購回股份一般授權書

德昌電機控股有限公司謹訂於二零零二年七月二十九日下午十二時三十分在香港干諾道中五號文華東方酒店一樓孔雀廳舉行股東週年大會，有關通告載於本公司年報第41至43頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司之總辦事處，地址為香港新界大埔工業邨大順街6-22號德昌大廈，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零二年七月二日

(h) 股份之地位

因認股權獲行使而配發之股份將與於有關認股權獲行使日期已發行之其他股份享有同等權益，但不能享有倘記錄日期早於有關認購日之任何先前宣派或議決派付或作出之股息或其他分派。

(i) 新計劃之期限

新計劃將自採納日期起計十年內有效。

(j) 對授出認股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予認股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日（或按照本公司訂立之上市協議條款先行通知聯交所之日）；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限（兩者中以較早日期為準）之前一個月起直至公佈業績之日止期間內，均不得授出認股權。

(k) 權利屬承授人個人所有

認股權屬承授人個人所有，且不可讓與，而承授人亦不得以任何方式將任何認股權向任何第三者出售、轉讓、抵押、按揭、附帶產權負擔，任何認股權以任何形式出售或設立任何權益。倘認股權承授人違反任何前述者，將令本公司有權註銷授予該等承授人之任何未行使認股權或其中任何部份。

(l) 終止受聘後之權利

倘認股權之承授人因健康欠佳、受傷或殘疾而終止受聘，承授人可於其後六個月期間內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作癈。

(m)身故後之權利

倘認股權之承授人身故，則承授人之遺產代理人可於其後六個月內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

(n) 退休後之權利

倘認股權之承授人根據其僱傭條件退休，則承授人可於其後一年至最長七年（年期由董事酌情決定，最長之七年期只給予極小心挑選之僱員）內或有關認股權期間屆滿時（以較早者為準）行使認股權，逾期作廢。

(d) 授予關連人士認股權

向本公司的董事、行政總裁或主要股東或其各自聯繫人（定義見上市規則）授予認股權之前，必須先得本公司的獨立非執行董事批准（任何獲授期權的獨立非執行董事不計算在內）。

如向本公司的主要股東或獨立非執行董事又或其任何聯繫人授予認股權，會令計至有關人士獲授認股權當日止的十二個月內所有已授予或將授予的認股權（包括已行使、已註銷以及尚未行使之認股權）予以行使後所發行及將發行的證券合計超過有關類別已發行證券的百分之零點一，及按授出認股權當天的收市價計算的總值超逾港幣五百萬元，則該等再次授予權的建議須根據上市規則要求經本公司的股東批准。而本公司須向股東發出一份通函。所有關連人士放棄投票權，惟任何關連人士可於股東大會上對有關決議案投反對票，但必須在該通函內已表明上述意向。任何表決均採用投票方式表決。

(e) 認股權之接納及行使時限

根據新計劃，沒有關於認股權必須持有某段時間方可行使之特定規定，但新認股權計劃之條款規定，董事會可於授出任何特定認股權時酌情施加上述限制。任何特定認股權之授出日期為本公司收到獲授人已妥為簽署之接納認股權建議文件複本連同向本公司支付作為代價之1.00港元款項之日，而該日期須為本公司向有關獲授人建議授出認股權之日後第28日或之前。董事將全權決定認股權之行使期限，惟認股權不得於授出日期起十年後行使。於新認股權計劃批准日期起十週年屆滿後，亦不得授出認股權。除非本公司於股東大會或董事會根據新認股權計劃之條款提早終止，否則新計劃將由股東通過有關採納新計劃決議案之日起十年內有效。

(f) 表現目標

董事會可酌權指定認股權行使之前必須達致的表現目標。

(g) 股份認購價

根據新計劃認購股份之認購價須由董事釐定，惟不得低於下列各項之較高者 (i) 於授出認股權當日（須為營業日）於聯交所每日報價表所列一手或以上股份之收市價；及 (ii) 於授出認股權當日前五個交易日在聯交所每日報價表所列一手或以上股份之平均收市價。於不影響上述一般性之情況下，董事會可於認股權期間之各個不同期間採用以不同價格作為認購價之認股權，惟各個不同期間之股份認購價均不得低於按上述方式釐定之認購價。

(a) 新計劃之宗旨

新認股權計劃旨在鼓勵或嘉獎參與者對本集團作出之貢獻，同時使本集團可招攬及挽留具適當學歷及所需經驗僱員，為本集團及投資機構工作。

(b) 可參與人士

董事會可酌情決定授出認股權予(i)本集團或本集團擁有股本權益之公司或其附屬公司(「關連公司」)的董事(包括非執行董事及獨立非執行董事)、僱員或顧問；或(ii)任何本集團或關連公司的董事、僱員或顧問為全權託管的對象的全權信託；或(iii)任何本集團或關連公司的董事、僱員或顧問實質擁有的公司，以認購股份。

(c) 股份數目上限

根據行使現有計劃授出認股權而發行之最高股份數目不得超過本公司已發行股本之百分之二。為使新計劃與現有計劃相同，根據行使新計劃及本公司任何其他認股權計劃授出之認股權而發行之最高股份數目不得超過新計劃獲採納當日本公司已發行股本之百分之二(「一般授權限制」)，在此以外：

(a) 本公司可在股東大會上尋求股東批准及發出通函延續一般授權限制，股份總數不得超過股東批准延續該限制當日之本公司已發行股本百分之二；及

(b) 本公司可另行在股東大會上尋求股東批准授出超出一般授權限制之認股權，但超過限制之數目只能授予本公司在獲得有關批准前已指定之參與者，

惟根據新計劃及本公司任何其他計劃所有已授出但未行使之認股權予以行使時發行之股份總數不得超過本公司不時已發行股本的百分之三十。

除非根據上市規則要求獲股東批准及發出通函，於任何十二個月期間內，就行使根據新計劃或本公司所採納之任何其他認股權計劃授予每名參與者之認股權(包括已行使及未行使之認股權)而發行及將予發行之本公司股份總數，不得超過本公司已發行股份之百分之零點一。

週年大會結束時失效，故建議　閣下批准於股東週年大會上提呈一項普通決議案，授予董事會全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份（「購回股份授權」）。根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）訂定有關規例管制在聯交所擁有第一上市地位之公司在聯交所購回其本身證券（「股份購回規則」）之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料。使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄二中。

股份發行授權

行將於股東週年大會上提呈之普通決議案將授予董事會一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股份之百分之二十股份及批准在上述有關百分之二十股份之授權之上另加購回股份（最高額為通過該決議案之日本公司已發行股份之百分之十）。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為採納新認股權計劃、終止現有認股權計劃、授予董事會一般授權及購回授權乃符合本公司、本集團及其股東整體之最佳利益，並建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零二年六月十一日

採納新計劃之原因

根據新計劃，董事會可授出認股權予任何本集團之董事（包括非執行董事及獨立非執行董事）、僱員或顧問。董事會認為，新計劃可使本集團向僱員及其他人士給予獎勵，使彼等在本集團留任及努力工作以提高本公司股份之價值，亦可吸引優質人才加入本集團。為達到此目的，董事會可指定認股權行使之前必須持有的最短期限（如有）或須達致的表現目標（如有）。

新計劃之條件

新計劃之條件如下：

(a) 本公司股東在將予召開之股東週年大會上批准；及

(b) 聯交所上市委員會批准因新計劃而可予發行及配發之本公司新股上市及買賣。

認股權價值

董事會認為不宜為根據新計劃可授出的所有認股權作價，猶如該等認股權在於本通函付印前之最後可行日期二零零二年六月十七日（「最後可行日期」）已經授出，因大量對估價有重要影響之因素未能決定。該等因素包括行使期限及可附加於認股權之條件，如行使認股權之前必須達致的表現目標（如有）。據此，任何基於大量猜度性的假設而作出的認股權估值並無意義而會誤導股東。

上市及買賣

本公司會就相等於股東批准新計劃當日，本公司已發行股本百份之二之股份向聯交所上市委員會申請批准因新計劃而可予發行及配發之本公司新股上市及買賣。

本公司股份只在聯交所上市，並無在任何其他證券交易上市。

股份購回授權

於二零零一年七月二十六日董事會獲授予一項全權以行使購回本公司股份。此項授權將於行將舉行之股東

敬啟者：

建議終止現有認股權計劃、採納新認股權計劃，及授予發行和購回股份一般授權書

緒言

德昌電機控股有限公司（「本公司」）現有認股權計劃（「現有計劃」）於一九九八年十二月十二日生效，於二零零八年十二月十一日屆滿，以向本公司及其附屬公司（「本集團」）董事及全職僱員授出可認購本公司股份之認股權。由於香港聯合交易所有限公司（「聯交所」）更改上市規則第十七章有關股份期權計劃之規定，現建議採納新認股權計劃（「新計劃」），以取代現有計劃。

現建議向本公司董事會（「董事會」）授出有關發行及購回本公司股份之一般授權。

本函件旨在向閣下提供有關在本公司股東週年大會上批准通過終止現有認股權計劃、採納新認股權計劃及授權董事發行和購回股份一般授權書之建議。本公司是次股東週年大會訂於二零零二年七月二十九日星期一召開，有關通告載於本公司年報第41頁至第43頁中。在該大會上，股東將被邀考慮及酌情通過與上述建議有關之決議案及與股東週年大會一般事項有關之某些其他決議案。

現有計劃

根據現有計劃並沒有授出認股權及沒有尚未行使之認股權。現有計劃於即將舉行之股東週年大會上批准終止後，不會再授出認股權。

新計劃

新計劃之主要條款

新計劃之規則概要載於本通函之附錄一。一份關於新計劃之草稿副本，由本通函日期至股東週年大會日期可於正常辦公時間於本公司之總辦事處，香港新界大埔工業邨大順街6-22號德昌大廈及於股東週年大會上，可供查閱。

本公司將於股東週年大會日期後之營業日於報章刊登公佈有關於股東週年大會上採納新計劃之結果。

德昌電機控股有限公司
(在百慕達註冊成立之有限公司)

董事會

汪顧亦珍
名譽主席

汪穗中 JP
主席及行政總裁

汪詠宜
副主席

汪立忠
執行董事

汪建中
非執行董事

李福和 CBE, LLD, DSSc, FCIB, FHKIB, JP*

Peter John Wrangham*

Peter Stuart Allenby Edwards*

David Wylie Gairns JP*

Ian Lorne Thompson Conn*

總辦事處

香港新界大埔工業邨
大順街6-22號德昌大廈

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

* *獨立非執行董事*

此乃要件　請即處理

閣下如對本文件各方面或應辦之手續有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部售出，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

JOHNSON ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

建議終止現有認股權計劃、採納新認股權計劃，及授予發行和購回股份一般授權書

德昌電機控股有限公司謹訂於二零零二年七月二十九日下午十二時三十分在香港干諾道中五號文華東方酒店一樓孔雀廳舉行股東週年大會，有關通告載於本公司年報第41至43頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司之總辦事處，地址為香港新界大埔工業邨大順街6-22號德昌大廈，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零二年七月二日